Exhibit 2.1

Execution Version

SALE AND PURCHASE AGREEMENT

BETWEEN

NEENAH PAPER, INC.,

FIBERMARK INTERNATIONAL HOLDINGS LLC,

AND

FIBERMARK, INC.

Dated as of August 9, 2006

i

Exhibits
Exhibit A	Calculation of Net Working Capital
Exhibit B	Consent of FiberMark Investments
Exhibit C	Terms of Escrow Agreement

Schedules

Schedule 1.1(a)	Persons with Actual Knowledge
Schedule 4.2	Authorization
Schedule 4.3(a)	No Conflicts
Schedule 4.3(b)	Consents
Schedule 4.7(a)	Capitalization of FiberMark Investments
Schedule 4.7(b)	Capitalization of the Company
Schedule 4.8(a)(i)	Subsidiaries and Controlled Affiliates
Schedule 4.8(a)(ii)	Joint Ventures
Schedule 4.8(b)	Subsidiary Liens
Schedule 4.8(c)	Equity Investments of FiberMark Investments
Schedule 4.9(b)	No Undisclosed Liabilities
Schedule 4.10	Absence of Certain Developments
Schedule 4.11	Taxes
Schedule 4.12(i)	Owned Real Property
Schedule 4.12(ii)	Real Property Liens
Schedule 4.12(iii)	Obligation to Grant Liens
Schedule 4.13(b)(i)	Tangible Personal Property
Schedule 4.14	Intellectual Property
Schedule 4.15(a)	Material Contracts
Schedule 4.15(b)	Infringement and Misappropriation of Intellectual Property
Schedule 4.16	Customers and Suppliers
Schedule 4.17(a)	Employee Benefit Plans
Schedule 4.18(a)	Labor and Collective Bargaining Agreements
Schedule 4.19	Litigation
Schedule 4.20(a)	Compliance with Laws
Schedule 4.20(b)	Compliance with Permits
Schedule 4.21	Environmental Matters
Schedule 4.22	Material Insurance Policies
Schedule 4.24	Transactions with Affiliates
Schedule 4.25	Financial Advisors
Schedule 5.3(a)	Conflicts and Consents
Schedule 5.5	Financial Advisors
Schedule 6.2	Conduct of Business Pending Closing

SALE AND PURCHASE AGREEMENT

This SALE AND PURCHASE AGREEMENT, dated as of August 9, 2006 (this “Agreement”), by and between FiberMark, Inc., a corporation organized and existing under the laws of Delaware (the “Parent”), FiberMark International Holdings LLC, a limited liability company organized and existing under the laws of Delaware (“FiberMark International”, and together with Parent, the “Sellers”), Neenah Paper, Inc., a corporation existing under the laws of Delaware (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Parent is the legal and beneficial owner of one share in the nominal amount of DEM 50,000, which constitutes the entire share capital (the “FiberMark Investments Shares”) of FiberMark Beteiligungs GmbH, a limited liability company organized and existing under the laws of Germany and registered with the commercial register of the Municipal Court Traunstein under HRB 11286 (“FiberMark Investments”);

WHEREAS, FiberMark International is the sole limited partner and holds a limited partnership interest with a capital contribution and registered fixed capital (Haftkapital) in the amount of EUR 10,000 (the “FiberMark International Held Interest”) of FiberMark Services GmbH & Co. KG, a limited partnership organized and existing under the laws of Germany and registered with the commercial register of the Municipal Court Traunstein under HRA 8548 (the “Company”), and FiberMark Investments is the sole general partner of the Company, with a capital contribution in the amount of EUR 58, (the general partnership interest held by FiberMark Investments in the Company, the “FiberMark Investments Held Interest”; and the FiberMark International Held Interest together with the FiberMark Investments Held Interest, the “Company Interests”);

WHEREAS, Purchaser desires to acquire (i) from Parent all of the FiberMark Investments Shares, and (ii) from FiberMark International, all of the FiberMark International Held Interests, on the terms and subject to the conditions set forth herein; and

WHEREAS, each of the Boards of Directors of Purchaser, Parent and FiberMark International has approved, and deems it advisable and in the best interests of its respective stockholders or members, as the case may be, to consummate, the acquisition of the Company by Purchaser, which acquisition is to be effected through the purchase by Purchaser of the FiberMark International Held Interest and all of the FiberMark Investments Shares from the Sellers upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1           Certain Definitions.

(a)   For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Business Day” means any day of the year on which national banking institutions in New York, New York are open to the public for conducting business and are not required or authorized to close.

“Cash” means all cash (excluding Restricted Cash), cash equivalents determined in accordance with GAAP, and marketable securities and short-term investments realizable within twelve months after the Closing Date, minus Indebtedness of the Company and its Subsidiaries (including Indebtedness owed by the Company and its Subsidiaries to the Sellers and their Affiliates) and excluding the proceeds of any insurance policy relating to any casualty occurring after the balance sheet date.

“Closing Cash Shortfall” means the amount by which the Final Closing Cash is less than zero.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Competition Laws” means any international, foreign, national, regional, state or local statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Contract” means any contract, indenture, note, bond, lease, commitment or other legally binding agreement.

“Credit Facility” means the Second Amended and Restated Credit Agreement dated January 3, 2006 between FiberMark Services GmbH & Co. KG, FiberMark Lahnstein GmbH and FiberMark Gessner GmbH, as borrowers and Bayerische Hypo-und Vereinsbank AG as fronting lender.

“Environment” means soil, soil air, land surface or subsurface strata, surface waters (including navigable waters and ocean waters), groundwaters, leachate, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental Law” means any applicable Law, constitution, ordinance, administrative order, principle of common law or civil law, code, regulation, rule, statute, or treaty promulgated by a Governmental Body in effect and binding on the Company and its Subsidiaries as of the date hereof relating to the protection of the environment (including human health as related to environmental conditions) or natural resources and the regulations promulgated pursuant thereto.

“FiberMark Investments Purchase Price” means the purchase price for the FiberMark Investments Shares, and shall be a fixed amount of $1,500,000.

“GAAP” means generally accepted accounting principles in Germany, consistently applied.

“Governmental Antitrust Entity” means any Governmental Body with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether international, foreign, national, regional, state or local or any agency, instrumentality or authority thereof, or any court or arbitrator.

“Hazardous Materials” means any material, substance or waste, whether solid, liquid or gaseous, which is classified, characterized or regulated as “hazardous,” “toxic,” a “pollutant,” or a “contaminant, “waste,” or in any other manner regulated under applicable Environmental Laws, including, but not limited to, petroleum and petroleum products or constituents, asbestos, radon, methane, medical waste, infectious matter or waste, pathogenic organisms, polychlorinated biphenyls, perchlorate, perfluorooctanoic acid, or any explosive or radioactive material.

“HGB” means the German Commercial Code (Handelsgesetzbuch) as amended from time to time.

“Indebtedness” of any Person means, without duplication, (i) the principal of and accrued interest or premium (if any) in respect of (A) indebtedness of such Person for money borrowed (other than trade payables and accrued expenses arising in the Ordinary Course of Business to the extent such expenses constitute current liabilities) and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement; (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Intellectual Property” means all (i) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations and patents issuing thereon (collectively, “Patents”), (ii) trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names, together with the goodwill associated with any of the foregoing, and all applications and registrations therefor (collectively, “Marks”), (iii) copyrights and all applications and registrations therefor, and moral rights (collectively, “Copyrights”), (iv) confidential and proprietary information, including proprietary or confidential trade secrets, discoveries, research and development, algorithms, know-how, formulae, inventions (whether or not patentable), processes, techniques, technical data, designs, drawings and specifications, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents and (v) computer programs (whether in source code or object form code) and databases and compilations.

“Joint Ventures” means any Person listed on Schedule 4.8(a)(ii).

“Knowledge of the Parent” means the actual knowledge of those Persons identified on Schedule 1.1(a) after due inquiry.

“Law” means any national, federal, regional, state or local law, statute, code, ordinance, rule or regulation.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Body.

“Liability” means any debt, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due) and including all costs and expenses relating thereto.

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.

“Material Adverse Effect” means (i) a material adverse effect on the business, assets, properties, results of operations or financial condition of the Company and its Subsidiaries (taken as a whole) or (ii) a material adverse effect on the ability of the Sellers to consummate the transactions contemplated by this Agreement, in each case, other than an effect resulting from an Excluded Matter.  “Excluded Matter” means any one or more of the following:  (i) the effect of any change in economies or securities or financial markets in general in the United States, Germany or elsewhere; (ii) the effect of any change that generally affects any industry in which the Company or any of its Subsidiaries operates; (iii) the effect of any change arising in connection with natural disasters or acts of nature, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) the effect of any action taken by Purchaser or its Affiliates with respect to the transactions contemplated hereby or with respect to the Company or its Subsidiaries at or prior to the Closing Date; (v) the effect of any changes in applicable Laws or accounting rules or (vi)  any effect resulting from the public announcement of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated or permitted by this Agreement; provided, that it is understood and agreed that with respect to items (i), (ii) and (iii) above, any of the events described therein that have a disproportionate impact on the Company relative to its industry peers shall not be considered an Excluded Matter for purposes of this Agreement.

“Net Working Capital” means, as of any date of determination, the sum of:

(I)(A) inventory, net of reserves plus (B) trade accounts receivable, net of reserves, plus (C) other current assets, including prepaid expenses but excluding any short-term investments not realizable within twelve months (and for the avoidance of doubt, excluding Cash)

minus

(II)(A) trade accounts payable, plus (B) other short term liabilities (including advance payments received on account of orders, and to the extent constituting short term liabilities, Selling Expenses and Taxes other than income Taxes), but excluding Indebtedness and any trade taxes incurred as a result of the transactions contemplated herein (and for the avoidance of doubt, excluding negative Cash), in each case, of the Company and its Subsidiaries, on a consolidated basis, as of such date, as determined in accordance with the Company’s accounting practices, applied on a basis consistent with the preparation of the statement of Net Working Capital attached hereto as Exhibit A, with the components of each line item included in such calculation defined in accordance with the line items included in the consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2005.  For the avoidance of doubt, the calculation of Reference Working Capital did not, and the calculation of Net Working Capital shall not, include any liabilities for income Taxes.   For purposes of determining the Purchase Price Adjustment, there shall be no double counting of any component of Net Working Capital and Cash.

“Net Working Capital Shortfall” means the amount, if any, by which the Reference Working Capital exceeds the Final Net Working Capital.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body of competent jurisdiction.

“Ordinary Course of Business” means the ordinary and usual course of business of the Company and its Subsidiaries consistent with past practices.

“Partner Accounts” means the accounts set up and maintained for each of the partners of the Company in accordance with Section 4 of the limited partnership agreement of the Company.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.

“Permitted Exceptions” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve is established therefor; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business and not otherwise relating to obligations in excess of $250,000; (iv) zoning, entitlement and other land use and environmental regulations by any Governmental Body; (v) Liens securing debt as disclosed in the Financial Statements; (vi) title of a lessor under a capital or operating lease; (vii) Liens of public record and (viii) such other imperfections in title, charges, easements, rights of way, restrictions, defects, exceptions and encumbrances which do not materially and adversely impact the value or utility of the affected property.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Preliminary Purchase Price” means $216,500,000, which is the consideration to be paid by the Purchaser at Closing for the FiberMark International Held Interest, subject to adjustment in accordance with the provisions of Section 2.3.

“Private Account” means the “private account” set up and maintained for each of the partners in the Company in accordance with Section 4 of the limited partnership agreement of the Company.

“Reference Working Capital” means EUR 29,600,000.

“Restricted Cash” means cash or cash equivalents restricted in use and not available for general use, determined in accordance with GAAP.

“Selling Expenses” means (i) the aggregate amount of all out-of-pocket fees and expenses incurred on or before the Closing Date and payable (and not paid prior to the Closing) by the Sellers, the Company or any of the Company Subsidiaries in connection with the transactions contemplated by this Agreement, including all out-of-pocket expenses incurred by the Sellers, the Company or any of its Subsidiaries in connection with the sale or attempted sale of the Company and its Subsidiaries (but excluding any out-of-pocket fees and expenses incurred in connection with any financing by Purchaser and its Affiliates of the transactions contemplated hereby), plus, without duplication (ii) the fees payable (and not paid prior to the Closing) to the financial advisors of Parent and the Company set forth on Schedule 4.24 in connection with the transactions contemplated by this Agreement.

“Subsidiary” means any Person, other than a Joint Venture, of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by the Company or another Person, as the case may be.

“Taxes” means (i) all national, regional, state or local taxes, charges, fees, imposts, levies or other assessments in any jurisdiction, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, trade, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever; secondary liability for the other person’s Taxes (Steuerhaftungsbeträge) based on law (e.g. wage tax, reverse charged VAT, withholding tax, due to tax groups, fiscal unities, acquisition of businesses); Tax equivalent indebtedness based on contractual arrangements (e.g. under a Tax sharing agreement (Steuerumlagen), contractual tax guarantee or indemnity) with the Sellers or Sellers’ Affiliates, other than the Company or its Subsidiaries, or with any party that is not one of Sellers’ Affiliates; and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (i).

“Tax Return” means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes.

(b)   Terms Defined Elsewhere in this Agreement.  For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section

Accounting Firm	2.3(a)
Agreement	Recitals
Balance Sheet	4.9(a)
Balance Sheet Date	4.9(a)
Capped Taxes	9.6(h)
Closing	3.1
Closing Cash	2.3(a)
Closing Date	3.1
Closing Working Capital	2.3(a)
Collateral Source	9.4(b)
Company	Recitals
Company Benefit Plan	4.17(a)
Company Property, Company Properties	4.12
Confidentiality Agreement	6.7
Copyrights	1.1 (in definition of Intellectual Property)
Deduction Disallowances	9.6(a)
Dispute Notice	2.3(a)
Escrow Account	3.2
Escrow Agent	3.2
Escrow Agreement	3.2
Excluded Matter	1.1 (in definition of Material Adverse Effect)
Final Closing Cash	2.3(a)
Final Net Working Capital	2.3(a)
Final Purchase Price	2.3(b)
Financial Statements	4.9
General Credit Support	3.4(d)
Indemnified Party	9.3(a)
Indemnity Period	9.1
Leased Personal Property	4.13
Loss	9.2(a)

Term	Section

Marks	1.1 (in definition of Intellectual Property)
Material Contracts	4.15(a)
Outside Date	8.1(a)
Owned Property, Owned Properties	4.12
Parent	Recitals
Patents	1.1 (in definition of Intellectual Property)
Pre-Closing Ordinary Course Taxes	6.2(b)
Preliminary Purchase Price Escrow Account	3.2
Proposed Closing Statement	2.3(a)
Purchaser Indemnitee, Purchaser Indemnitees	9.2(a)
Real Property Lease, Real Property Leases	4.12
Reference Rate	2.3(b)
Responsible Party	9.3(a)
Review Period	2.3(a)
Seller Indemnitee, Seller Indemnitees	9.2(a)
Shortfall	2.3(b)
Specified Party	9.4(c)
Tax Claim	9.6(e)
Tax Credit Support	3.4(d)
Tax Escrow Account	3.2
Third Party Claim	9.3(a)
Threshold	9.4(e)

(c)   Other Definitional and Interpretive Matters.  Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation shall apply:

Calculation of Time Period.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

Dollars.  Any reference in this Agreement to “Dollars” or “$” shall mean U.S. dollars.  Any amounts expressed in Euro shall be converted into U.S. dollars, except as otherwise expressly set forth herein, at the exchange rate as quoted in the Wall Street Journal on the date hereof.

Exhibits/Schedules.  The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

Gender and Number.  Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

Headings.  The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.  All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

Herein.  The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

Including.  The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

German Legal Terms.  Where a German legal term is included in this Agreement, whether in italics, in brackets or otherwise, the meaning of such legal term under German law shall prevail.

Reflected On or Set Forth In.  An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (a) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, (b) such item is otherwise specifically set forth on the balance sheet or financial statements or (c) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.

(d)   The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE 2

PURCHASE AND SALE OF SHARES

2.1           Sale and Transfer of Shares.  Upon the terms and subject to the conditions set forth in this Agreement, (i) Purchaser hereby purchases from FiberMark International, and FiberMark International hereby sells, and will convey, assign, transfer and deliver to Purchaser at the Closing (but subject to the satisfaction or waiver of the conditions set forth in Sections 7.1 and 7.2 hereof, and subject to the registration of the Purchaser as limited partner in the commercial register by way of special succession (“Sonderrechtsnachfolge”)) the FiberMark International Held Interest, free and clear of all Liens, and (ii) Purchaser hereby purchases from Parent, and Parent hereby sells and will convey, assign, transfer and deliver at the Closing to Purchaser (but subject to the satisfaction or waiver of the conditions set forth in Sections 7.1 and 7.2 hereof), the FiberMark Investments Shares, including all rights to dividends not yet distributed, free and clear of all Liens.  The sale and purchase of the FiberMark International Held Interest shall include the balances in all Partner Accounts of FiberMark International in the Company.  At any time prior to Closing, FiberMark International and FiberMark Investments shall be entitled to withdraw all balances in their respective Private Accounts in the Company.

2.2           Purchase Price.  Upon the terms and subject to the conditions set forth in this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to Purchaser of the FiberMark International Held Interest and the FiberMark Investments Shares, the Purchaser shall pay to the Sellers the FiberMark Investments Purchase Price and the Preliminary Purchase Price, subject to adjustment as set forth in Section 2.3.

2.3           Purchase Price Adjustment.

(a)   Preparation of the Final Closing Statement.

(i)            As soon as practicable, but no later than sixty days after the Closing Date, the Purchaser shall prepare and deliver to the Sellers a statement (the “Proposed Closing Statement”) setting forth the Purchaser’s determination of (1) the Net Working Capital of the Company and its Subsidiaries as of the Closing Date (the “Closing Working Capital”) and (2) Cash of the Company and its Subsidiaries as of the Closing Date (the “Closing Cash”).

(ii)           If the Sellers disagree with the Purchaser’s calculation of the Closing Working Capital or the Closing Cash, the Sellers shall promptly, but in no event later than twenty Business Days after receiving the Proposed Closing Statement (the “Review Period”) deliver to the Purchaser written notice describing in reasonable detail their dispute by specifying those items or amounts as to which the Sellers disagree, together with the Sellers’ determination of such disputed items and amounts (a “Dispute Notice”); provided, that the Sellers shall be deemed to have agreed with all items and amounts that are not disputed in the Dispute Notice.  If the Sellers either give notice that they agree with the Purchaser’s calculation of the Closing Working Capital and Closing Cash or fails to deliver a Dispute Notice within the Review Period, the Purchaser and the Seller agree that the Proposed Closing Statement shall be deemed to set forth (1) the Closing Working Capital and shall constitute the “Final Net Working Capital” for purposes of Section 2.3(b), and (2) the Closing Cash and shall constitute the Final Closing Cash (as defined below) for purposes of Section 2.3(b).

If the Sellers deliver a Dispute Notice to the Purchaser within the Review Period, the Sellers and the Purchaser will use reasonable good faith efforts to resolve the dispute during the 30-day period commencing on the date the Sellers deliver the Dispute Notice to the Selling Parties.  If the Purchaser and the Sellers are not able to resolve all disputed items within such 30-day period, then the items in dispute shall be submitted immediately to the New York office of Ernst & Young LLP (the “Accounting Firm”).  The Accounting Firm shall be given reasonable access to all relevant records of the Company and its Subsidiaries to calculate the Closing Working Capital and/or the Closing Cash.  Each of the Purchaser and the Sellers will be afforded an opportunity to present to the Accounting Firm any material relating to the determination of the matters set forth in the Dispute Notice and to discuss such matters with the Accounting Firm.  The Accounting Firm shall be instructed to promptly deliver to the other party copies of all documents and other data made available by the Sellers or the Purchaser to the Accounting Firm.  The Accounting Firm shall act as an expert and not as an arbitrator to calculate, based solely on the written submissions of the Sellers, on the one hand, and the Purchaser, on the other, and not by independent investigation, the Closing Working Capital and/or the Closing Cash and shall be instructed that its calculation (A) with respect to Closing Working Capital, must be made in accordance with the standards and definitions in this Agreement and Exhibit A, and (B) with respect to each item in dispute, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by the Sellers in the Dispute Notice and by the Sellers in the Proposed Closing Statement.  The Accounting Firm shall submit such calculation to the Sellers and the Purchaser as soon as practicable, but in any event within thirty (30) days after the remaining issues in dispute are submitted to the Accounting Firm.  The determination by the Accounting Firm of the Closing Working Capital and the Closing Cash as set forth in a written notice delivered to the Purchaser and the Sellers by the Accounting Firm in accordance with this Agreement absent manifest error will be binding and conclusive on the Purchaser and the Sellers.  Closing Working Capital as determined after all disputes have been resolved in accordance with this Section 2.3 (a)(ii) is referred to herein as the “Final Net Working

Capital” and Closing Cash as determined after all disputes have been resolved in accordance with this Section 2.3(a)(ii) is referred to herein as the “Final Closing Cash”.

(iii)          In the event Purchaser and the Sellers submit any unresolved objections to an Accounting Firm for resolution as provided in Section 2.3(a)(ii) above, the fees and expenses of such Accounting Firm will be borne pro rata as determined by the Accounting Firm by the Purchaser and the Sellers based on the amount of deviation of the determination of Closing Working Capital and Closing Cash, as set forth in the Dispute Notice and the Proposed Closing Statement, respectively, from the determination of Final Net Working Capital and Final Closing Cash made by the Accounting Firm.

(iv)          The Purchaser will cause the Company to make its financial records and relevant personnel available to the Sellers and their accountants and other representatives at reasonable times during the period beginning on the Closing Date and ending on date of the final determination of the Final Net Working Capital and Final Closing Cash pursuant to Section 2.3(a)(ii) above.

(b)   Post-Closing Adjustment.

(i)            If the Final Net Working Capital as determined in accordance with Section 2.3(a)(ii) exceeds the Reference Working Capital, Purchaser shall pay to the Sellers by wire transfer of immediately available funds to one or more accounts designated by the Sellers the amount by which the Final Net Working Capital exceeds the Reference Working Capital plus any interest accruing on such amount at the Reference Rate beginning on the Closing Date through the date of payment.

(ii)           If the Final Closing Cash as determined in accordance with Section 2.3(a)(ii) is positive, Purchaser shall pay to the Sellers by wire transfer of immediately available funds to one or more accounts designated by the Sellers the amount by which the Final Closing Cash is greater than zero plus interest accruing on such amount at the Reference Rate beginning on the Closing Date through the date of payment.

(iii)          Any Net Working Capital Shortfall and any Closing Cash Shortfall (together, the “Shortfall”), which amount shall include interest accruing on such funds in the Preliminary Purchase Price Escrow Account (the rate of such interest accruals being the “Reference Rate”) beginning on the Closing Date through the date of payment, shall be released to the Purchaser from the Preliminary Purchase Price Escrow Account, and the remaining amount, if any, in the Purchase Price Escrow Account shall be released to one or more accounts designated by the Sellers; provided, however, that if the Shortfall exceeds the amount on deposit in the Preliminary Purchase Price Escrow Account, such excess shall be payable by the Sellers.

(iv)          Any adjustment payment pursuant to Section 2.3(b) shall be paid within three Business Days after the determination of the Final Net Working Capital and the Final Closing Cash pursuant to Section 2.3(a)(ii).

(v)           Any right of the Purchaser to set-off and/or to withhold any adjustment payment pursuant to Section 2.3(b) shall be prohibited unless Purchaser’s respective set-off claim is undisputed or has been confirmed by final court decision.

The Preliminary Purchase Price shall be adjusted in accordance with the aggregate amount paid (A) to the Sellers pursuant to Sections 2.3(b)(i) and 2.3(b)(ii), which amount shall increase the

Preliminary Purchase Price, or (B) to the Purchaser pursuant to Section 2.3(b)(iii), which amount shall reduce the Preliminary Purchase Price.  The Preliminary Purchase Price as so adjusted is referred to herein as the “Final Purchase Price”.

2.4           Purchaser Indemnity.  The Purchaser shall not take any action with respect to FiberMark International and FiberMark Investments and their respective Subsidiaries that may result in a claim against the Sellers under Sec. 172 para. 4 of the HGB or Sections 30 and 31 of the German Act on Limited Liability Companies (GmbHG) with respect to the FiberMark International Held Interest.  The Purchaser shall indemnify and hold harmless the Sellers against all Losses resulting from any such claim.

2.5           Consents.  The consent of FiberMark Investments to the transfer of the FiberMark International Held Interest is attached hereto as Exhibit B.

Parent hereby grants its consent under the articles of association of FiberMark Investments to the transfer of the FiberMark Investments Shares.

ARTICLE 3

THE CLOSING

3.1           The Closing.  Subject to the satisfaction of the conditions set forth in Sections 7.1 and 7.2 (or the waiver thereof by the party entitled to waive any such condition), the transfer of the FiberMark International Held Interest and the FiberMark Investments Shares (the “Closing”) will take place at 10 a.m. on a date to be specified by the parties (the “Closing Date”), which shall be no later than the later of (a) the fifth Business Day (that is also a business day in Frankfurt, Germany) after satisfaction or waiver of each condition to the Closing set forth in Sections 7.1 and 7.2 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), and (b) October 1, 2006 at the offices of Clifford Chance US LLP, 31 West 52nd Street, New York, New York, unless another date or place is agreed to in writing by the parties hereto.

3.2           Escrow Agreements.  At the Closing, the Sellers and Purchaser shall create an escrow account with respect to claims arising under Section 9.2  (the “Escrow Account”), an escrow account with respect to claims arising under Section 9.6 (the “Tax Escrow Account”) and a Preliminary Purchase Price escrow account (the “Preliminary Purchase Price Escrow Account”) by entering into an escrow agreement with an escrow agent reasonably acceptable to each of the parties (the “Escrow Agent”), which escrow agreement shall be substantially on the terms attached hereto as Exhibit C (the “Escrow Agreement”).

3.3           Deliveries by the Sellers.  At the Closing,

(a)   FiberMark International shall assign and transfer to Purchaser the FiberMark International Held Interest by means of special succession (“Sonderrechtsnachfolge”) by executing a transfer deed in a form reasonably satisfactory to Purchaser and the Sellers;

(b)   FiberMark International shall deliver an application to the commercial register, duly signed (notarially certified signatures) by FiberMark International and FiberMark Investments, notifying the commercial register of the change of ownership in the FiberMark International Held Interest by means of special succession, in a form reasonably satisfactory to Purchaser and the Sellers;

(c)   Parent shall assign and transfer to Purchaser all the issued and outstanding FiberMark Investments Shares by executing a notarial transfer deed in a form reasonably satisfactory to Purchaser and the Sellers;

(d)   The Sellers shall deliver the resignations of such directors of FiberMark Investments and the Company Subsidiaries notified by Purchaser to Parent at least three Business Days before the Closing Date;

(e)   The Sellers shall deliver the certificate referred to in Sections 7.1(a) and 7.1(d).

3.4           Deliveries by Purchaser.  At the Closing,

(a)   Except as otherwise provided in Section 3.4(d), Purchaser shall deliver to the Sellers by wire transfer of immediately available funds, (1) the FiberMark Investments Purchase Price and (2) the Preliminary Purchase Price of which (w) $21,800,000 of the Preliminary Purchase Price shall be deposited into the Escrow Account, (x) $1,000,000 of the Preliminary Purchase Price shall be deposited into the Preliminary Purchase Price Escrow Account, (y) $24,000,000 of the Preliminary Purchase Price shall be deposited into the Tax Escrow Account and (z) the balance shall be delivered to one or more accounts designated by the Sellers at Closing; and

(b)   The Purchaser shall deliver its notarially certified signature to the application to the commercial register notifying the commercial register of the change of ownership in the FiberMark International Held Interest by means of special succession as set out in Section 3.3(b);

(c)   The Purchaser shall deliver the certificate referred to in Sections 7.2(a) and 7.2(d).

(d)   Notwithstanding Section 3.4(a), upon the receipt by Purchaser of credit support reasonably acceptable to Purchaser in form and substance, the Escrow Agent shall release to the Sellers a commensurate amount from the Tax Escrow Account and/or the Escrow Account; provided, however, that if such credit support is delivered at Closing, Purchaser, in lieu of depositing such funds in the Tax Escrow Account and/or the Escrow Account, will deliver by wire transfer in immediately available funds to Sellers an amount commensurate with the credit support so delivered.  A letter of credit from a bank with net capital of at least $1,000,000,000 or a guaranty from Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Fund, Ltd. shall be deemed reasonably acceptable to Purchaser as to substance. Credit support in lieu of the Tax Escrow Account shall be referred to herein as the “Tax Credit Support” and credit support in lieu of the Escrow Account shall be referred to herein as the “General Credit Support”.

3.5           Satisfaction of Intercompany Accounts.  On or before the Closing Date, the Sellers shall take necessary and appropriate actions (i) to cause the Company and its Subsidiaries to satisfy in full all Indebtedness of the Company and its Subsidiaries owing to the Sellers and their Affiliates, and (ii) to repay or cause to be repaid in full all Indebtedness of the Sellers and their Affiliates owing to the Company and its Subsidiaries; and on or prior to the Closing Date, the Parent shall procure that no loans shall exist between Parent and FiberMark International.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as specifically set forth in the Disclosure Schedule delivered to Purchaser simultaneously with the execution hereof, each of the Sellers, jointly and severally, hereby represents and warrants to Purchaser as of the date hereof (or, if made as of a specified date, as of such date) as follows:

4.1           Organization and Good Standing of Seller.  Each of the Sellers is duly organized, validly existing and in good standing under the laws of the state of Delaware, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted.  Each of the Sellers is duly qualified or authorized to do business and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not be reasonably likely to result in a Material Adverse Effect.

4.2           Authorization of Agreement.  Except as otherwise set forth on Schedule 4.2, each of the Sellers has all requisite corporate (or equivalent) power and authority to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by it in connection with the consummation of the transactions contemplated by this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate (or equivalent) action on the part of the Sellers.  This Agreement has been duly and validly executed and delivered by each of the Sellers and (assuming the due authorization, execution and delivery by Purchaser) this Agreement constitutes the legal, valid and binding obligations of each of the Sellers, enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3           Conflicts; Consents of Third Parties.

(a)   Except as set forth on Schedule 4.3(a) hereto, none of the execution and delivery by the Sellers of this Agreement, the consummation of the transactions contemplated hereby, or compliance by the Sellers with any of the provisions hereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation and by-laws or comparable organizational documents of the Sellers, FiberMark Investments, the Company or any Company Subsidiary; (ii) any Material Contract, Real Property Lease or Permit to which the Sellers, FiberMark Investments, the Company or any Company Subsidiary is a party or by which any of the material properties or assets of the Sellers or the Company are bound;  (iii) any Order applicable to the Sellers or the Company or by which any of the properties or assets of the Sellers, FiberMark Investments, the Company or any Company Subsidiary are bound; or (iv) any applicable Law, except with respect to (ii), (iii) and (iv) above, where any such conflict, violation, default or termination right would not be reasonably likely to result in a Material Adverse Effect.

(b)   Except as set forth on Schedule 4.3(b), no material consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of any of the Sellers, the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or the compliance by the Sellers with any of the provisions hereof, or the consummation of the transactions contemplated hereby, except for compliance with the applicable requirements of any Competition Law in relevant jurisdictions.

4.4           Title to Shares and Interests.

(a)   Parent is the record and beneficial owner of all of the issued and outstanding shares of FiberMark Investments.  The current version of the Articles of Association of FiberMark Investments is the version notarially certified as of February 26, 1998, and set forth on Schedule 4.4(a)(i).  Parent has not adopted any resolutions on amendments to the Articles of Association of FiberMark Investments which have not yet been entered in the commercial register.  Schedule 4.4(a)(ii) contains a complete and correct extract from the commercial register.  Parent owns the FiberMark Investments Shares free and clear of all Liens.

(b)   FiberMark International is the record and beneficial owner of a 99.42% limited partnership interest with a capital contribution and registered fund capital of EUR 10,000 in the Company.  Schedule 4.4(b)(i) includes the partnership agreement (Gesellschaftsvertrag), as amended, of the Company.  Schedule 4.4(b)(ii) contains a complete and correct extract from the commercial register.  FiberMark International owns the FiberMark International Held Interest free and clear of all Liens.

(c)   FiberMark Investments is the record and beneficial owner of a 0.58% general partner interest with a capital contribution of EUR 58 in the Company.  FiberMark Investments owns the FiberMark Investments Held Interest free and clear of all Liens.

(d)   The FiberMark International Held Interest and the FiberMark Investments Held Interest together constitute all of the issued and outstanding capital of the Company.

4.5           Good Title Conveyed.  The assignments and other instruments to be executed and delivered by each of the Sellers to Purchaser at the Closing will be valid and binding obligations of such Seller, enforceable in accordance with their terms, and will effectively vest in Purchaser good title to all of the FiberMark Investments Shares and all of the FiberMark International Held Interest, free and clear of all Liens.

4.6           Organization; Corporate Authority.

(a)   FiberMark Investments is a corporation duly organized and validly existing under the laws of the Republic of Germany and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.

(b)   The Company is a limited partnership duly organized and validly existing under the laws of the Republic of Germany and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.

4.7           Capitalization.

(a)   Except as set forth on Schedule 4.7(a), the registered capital stock of FiberMark Investments consists of one share of common stock with a nominal value of DEM 50,000, which is owned beneficially and of record by Parent.  Except as set forth on Schedule 4.7(a), all of the issued and outstanding FiberMark Investments Shares are validly issued, fully paid and non-assessable, and free of any pre-emptive rights or Liens.  No Shares of capital stock are held by FiberMark Investments as treasury stock.  No contributions have been repaid.  There are no obligations to make additional contributions (keine Nachschusspflichten).  Except as set forth on Schedule 4.7(a), (i) there is no existing option, warrant, call, right, or Contract of any character to which FiberMark Investments is a party requiring, and there are no securities of FiberMark Investments outstanding which upon conversion or exchange would require, the issuance, of any shares of capital stock of FiberMark Investments or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock of FiberMark Investments, and (ii) neither FiberMark Investments nor Parent is a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the FiberMark Investments Shares.

(b)   The limited partnership capital of the Company consists solely of the Company Interests.  All of the Company Interests are owned beneficially and of record by FiberMark International and FiberMark Investments, and in the amounts listed on Schedule 4.7(b).  Except as set forth on Schedule 4.7(b), all Company Interests are fully paid and non-assessable, and free of any pre-emptive rights or Liens.  No contributions have been repaid.  There are no obligations to make additional contributions (keine Nachschusspflichten).  Except as set forth on Schedule 4.7(b), (i) there is no existing option, warrant, call, right, or Contract of any character to which the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, of any limited partnership interests of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase limited partnership interests of the Company, and (ii) none of FiberMark Investments, FiberMark International, or the Company is a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the Company Interests.

4.8           Subsidiaries and Affiliates.

(a)   Schedule 4.8(a)(i) and (ii), respectively set forth the name of each Company Subsidiary and each Joint Venture, and, with respect to each, the jurisdiction in which it is incorporated or organized, the jurisdictions, if any, in which it is qualified to do business, the number of shares of its authorized capital stock, the number and class of shares thereof duly issued and outstanding, the names of all stockholders or other equity owners and the number of shares of stock owned by each stockholder or the amount of equity owned by each equity owner.  Each Company Subsidiary and Joint Venture is a duly organized and validly existing corporation or other entity in good standing under the laws of the jurisdiction of its incorporation or organization and is duly qualified or authorized to do business as a foreign corporation or entity under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have a Material Adverse Effect.  Each Company Subsidiary and Joint Venture has all requisite corporate or entity power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The outstanding shares of capital stock of each Company Subsidiary and Joint Venture are validly issued, fully paid and non-assessable, and all such shares or other equity interests represented as being owned, directly or indirectly, by the Company are owned free and clear of any and all Liens, except as set forth on Schedule 4.8(b)(ii).  No contributions have been repaid.  There are no obligations to make additional contributions (keine Nachschusspflichten).  No shares of capital stock are held by any Company Subsidiary as treasury stock.  There is no existing option, warrant, call, right or Contract to which any Company Subsidiary or Joint Venture is a party requiring, and there are no convertible securities of any Company Subsidiary or Joint Venture outstanding which upon conversion would require, the issuance of any shares of capital stock or other equity interests of any Company Subsidiary or Joint Venture or other securities convertible into shares of capital stock or other equity interests of any Company Subsidiary or Joint Venture.  Except for shares of capital stock or other equity interests in the Company Subsidiaries and the Joint Ventures, the Company does not own, directly or indirectly, any capital stock or other equity securities of any corporation or have direct or indirect equity ownership interest in any other business.  The Company is not, conditionally or otherwise, obliged to sell any interests or to acquire any further interests.

(c)   FiberMark Investments has no Subsidiaries, has conducted no business activities other than owning a general partner interest in each of the Subsidiaries set forth on Schedule 4.8(c), and has no liabilities other than intercompany liabilities vis-à-vis the Company or the Company Subsidiaries.  Except as set forth on Schedule 4.8(c), FiberMark Investments does not own, directly or indirectly, any capital stock or other equity securities of any corporation or have direct or indirect equity ownership interest in any other business.

(d)   None of the Parent, Company, FiberMark Investments and the Company Subsidiaries is insolvent.  No insolvency proceedings have been initiated against the assets of the Company, FiberMark Investments or the Company Subsidiaries, the initiation of such proceedings has not been denied for lack of assets, and no application has been filed for such proceedings.

4.9           Financial Statements.

(a)   Parent has delivered to Purchaser copies of (i) the audited consolidated financial statements of the Company and its Subsidiaries as at, and for the years ended, December 31, 2005 and 2004 (consisting of audited consolidated balance sheets and statements of income (Gewinn-und Verlustrechnung) of the Company and its Subsidiaries for the years then ended) and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as at March 31, 2006 and the related consolidated statement of income of the Company and its Subsidiaries for the three (3) month period then ended (such audited and unaudited statements, including the related notes and schedules thereto, are referred to herein as the “Financial Statements”).  Except as set forth in the notes thereto and in the case of the unaudited statements referenced above, normal recurring year-end adjustments (none of which are or will be material), each of the Financial Statements has been prepared in accordance with GAAP and presents fairly in all material respects the consolidated assets and liabilities (Vermoegenslage), financial position (Finanzlage), and results of operations (Ertragslage) of the Company and its Subsidiaries as at the dates and for the periods indicated therein.  For the purposes hereof, the unaudited consolidated balance sheet of the Company and its Subsidiaries as at March 31, 2006 is referred to as the “Balance Sheet” and March 31, 2006 is referred to as the “Balance Sheet Date”.

(b)   No Undisclosed Liabilities.  Except as set forth on Schedule 4.9(b), neither the Company nor any Subsidiary has any material Liabilities of any kind that would have been required to be reflected in, reserved against or otherwise described on the Balance Sheet or in the notes thereto in accordance with GAAP and were not so reflected, reserved against or described, other than (i) Liabilities incurred in the Ordinary Course of Business after the Balance Sheet Date which would not have a Material Adverse Effect, or (ii) Liabilities incurred in connection with the transactions contemplated hereby.

(c)   Reserves for Pension and Other Liabilities.  The reserves for liabilities under agreements regarding benefits from the company pension scheme, old age part-time agreements, overtime accrued from flexible work time and jubilee payments are reflected in, reserved against or otherwise described on the Balance Sheet or in the notes thereto in accordance with GAAP and have been calculated on the basis of actuarial expert opinions.

(d)   Except for reserves established in the Ordinary Course of Business consistent with GAAP, all accounts receivable shown in the Balance Sheet and still outstanding have arisen from bona fide transactions in the Ordinary Course of Business.

(e)   Assets.  All movable fixed assets listed in Schedule 4.9(e)(i) are owned by the Company or by the respective Company Subsidiary, free and clear of all Liens except for Permitted Exceptions and as set forth on Schedule 4.9(e)(ii).  The inventory reflected on the Balance Sheet, subject to changes since the Balance Sheet Date in the Ordinary Course of Business, is owned free and clear of all Liens except for customary retention of title arrangements (branchenübliche Eigentumsvorbehalte) of suppliers and as set forth on Schedule 4.9(e)(ii).

4.10         Absence of Certain Developments.  Except as contemplated by this Agreement or as set forth on Schedule 4.10 or as otherwise permitted by Section 6.2, since the Balance Sheet Date (i) the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and (ii) there has not been any event, change, occurrence or circumstance that has had or reasonably would be expected to have a Material Adverse Effect.  Without limiting the generality of the foregoing and except as set forth in Schedule 4.10 or as otherwise permitted by Section 6.2, since the Balance Sheet Date:

(a)   there has not been any material change by the Company or any Subsidiary in accounting or Tax reporting principles, methods or policies other than as required by GAAP or as by applicable Law;

(b)   neither the Company nor any Subsidiary has made or rescinded any material election relating to Taxes, settled or compromised any claim relating to Taxes;

(c)   neither the Company nor any Subsidiary has materially increased or amended the benefits payable under any existing or termination pay policies, or materially increased or amended the compensation, bonus or other benefits payable to directors, officers or employees of the Company or any of its Subsidiaries, in each case, other than in the Ordinary Course of Business;

(d)   neither the Company nor any Subsidiary has made any loans, advances or capital contributions to, or investments in, any Person;

(e)   neither the Company nor any Subsidiary has mortgaged, pledged or subjected to any Lien any of its assets, or acquired any assets or sold, assigned, transferred, conveyed, leased or otherwise disposed of any assets of the Company or any Subsidiary in excess of $250,000, except for assets acquired or sold, assigned, transferred, conveyed, leased or otherwise disposed of in the Ordinary Course of Business or for purposes of disposing of obsolete or worthless assets;

(f)    neither the Company nor any Subsidiary has made or committed to make any material capital expenditures or capital additions or betterments;

(g)   neither the Company nor any Subsidiary has cancelled or waived any claim or right with a value greater than $250,000 to the Company or any Subsidiary relating to its business;

(h)   neither the Company nor any Subsidiary (i) has acquired a license to use any material Intellectual Property (other than software and related Intellectual Property that is generally commercially available), or (ii) has granted to any third party any material license to use any Intellectual Property owned by the Company or its Subsidiaries;

(i)    neither the Company nor any Subsidiary has experienced a casualty loss or damage which in the aggregate have a replacement cost of more than $250,000, whether or not such loss or damage shall not have been covered by insurance; and

(j)    the Company has not agreed, committed, arranged or entered into any understanding to do anything set forth in this Section 4.10;

4.11         Taxes.  Except as set forth on Schedule 4.11,

(a)   the Company and its Subsidiaries have filed all Tax Returns that are required by applicable Laws to be filed by them, and such Tax Returns are complete and accurate in all material , respects.  The Company and its Subsidiaries have paid all Taxes which have become due and payable; and

(b)   all Taxes which the Company and its Subsidiaries are required by Law to withhold and collect have been duly withheld, collected and paid over, in each case, to the proper taxing authorities to the extent due and payable.

(c)   For U.S. federal income tax purposes, (i) each of FiberMark Investments and the Company is, and will continue through the Closing to be, treated as a foreign corporation, (ii) each of FiberMark Lahnstein GmbH and FiberMark Gessner GmbH is, and will continue through the Closing to be, treated as a disregarded entity, and (iii) each of FiberMark Lahnstein Grundstuckverwaltungsgesellschaft mbH & Co. KG,  FiberMark Gessner Grundstuckverwaltungsgesellschaft mbH & Co. KG, and Leiss-GmbH & Co. KG is, and will continue through the Closing to be, treated as a foreign partnership.  No entity described in the preceding sentence conducts a trade or business within the United States (as defined for purposes of Section 864 of the Code).

(d)   The Company and its Subsidiaries (1) have never been included in Parent’s consolidated federal income tax returns, (2) are not liable under the provisions of Treasury Regulation Section 1.1502-6 for any federal tax liability of a consolidated group of which Parent is the common parent corporation and (3) are not liable or obligated to pay Parent or any of its affiliates for any Taxes under a tax sharing or similar agreement.

This Section 4.11 represents the sole and exclusive representation and warranty of the Parent and the Sellers regarding tax matters.

4.12         Real Property.  Schedule 4.12(i) sets forth a complete list of (A) all material real property and interests in real property owned by the Company and its Subsidiaries (individually, an “Owned Property” and collectively, the “Owned Properties”) and (B) all leases of real property by the Company and its Subsidiaries (individually, a “Real Property Lease” and collectively, the “Real Property Leases” and, together with the Owned Properties, being referred to herein individually as a “Company Property” and collectively as the “Company Properties”).  The Company and its Subsidiaries have good and valid title to all Owned Property, free and clear of all Liens of any nature whatsoever except (A) Liens set forth on Schedule 4.12(ii) and (B) Permitted Exceptions. Schedule 4.12(iii) contains recent land register excerpts for all Owned Properties as of the date indicated thereon.  The Company and its Subsidiaries have not granted and are not obligated to grant any Lien to any Person except as specified in Schedule 4.12(iii).  Except for the Owned Property listed in Schedule 4.12(i), the Company and its Subsidiaries do not own any real property, nor are they obligated to acquire any additional real property.  Neither the Company nor any Subsidiary has received any notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Company or any Subsidiary under any of the Real Property Leases and, to the Knowledge of the Parent, no other party to any of the Real Property Leases is in material default thereunder.

4.13         Tangible Personal Property.

(a)   The buildings, vehicles, machines and mechanical systems and equipment used by the Company and its Subsidiaries for their business operations have been maintained in accordance with standard industry practice and are suitable for the business operations of the Company and its Subsidiaries as currently conducted.

(b)   Schedule 4.13(b)(i) sets forth all lease agreements and rental agreements concerning personal property used by the Company or a Subsidiary (“Leased Personal Property”) involving annual payments in excess of $250,000.  Neither the Company nor any Subsidiary has received any written notice of any default, nor has any event occurred that with notice or lapse of time, or both, would constitute a default, by the Company or any Subsidiary under any of the Leased Personal Property.

4.14         Intellectual Property.

(a)   Schedule 4.14(a)(i) sets forth a correct and complete list of all issued Patents, pending Patent applications, registered Marks (including Internet domain names), pending applications for registration of Marks, registered Copyrights, and pending applications for registration of Copyrights owned by the Company or any Subsidiary (the “Scheduled Intellectual Property”).  To the Knowledge of the Parent, the foregoing registrations are in effect and subsisting.  The Company and the Subsidiaries own or have the valid right to use all Intellectual Property necessary to continue their business operations as conducted as of the date hereof.  The material Scheduled Intellectual Property is held exclusively by the Company or any Subsidiary.  To the Knowledge of the Parent, the Scheduled Intellectual Property and the material know-how owned and used by the Company or any Subsidiary, is free of any material rights of third parties that adversely affect the business of the Company as currently conducted, except as set forth on Schedule 4.14(a)(ii).

(b)   Except as set forth on Schedule 4.14(b)(i),

(i)            to the Knowledge of the Parent, the conduct of the Company’s or its Subsidiaries’ business does not infringe or otherwise violate any Intellectual Property of any third Person, there is no material claim pending or, to the Knowledge of the Parent, threatened in writing against the Company or its Subsidiaries alleging such infringement or other violation and, apart from those instances listed in Schedule 4.14(b)(ii), to the Knowledge of the Parent, there is no valid basis for any such claim, nor for any Scheduled Intellectual Property to be deregistered or declared void,

(ii)           to the Knowledge of the Parent, no Person is infringing or otherwise violating any material Intellectual Property owned by the Company or its Subsidiaries, and there is no material claim pending or threatened by the Company or any of its Subsidiaries against any third Person alleging such infringement or other violation,

(iii)          the payment of fees due, and other filings, necessary to maintain the applications and registrations for the Scheduled Intellectual Property of the Company and its Subsidiaries have been made, and

(iv)          neither the Company nor any Subsidiary has indemnified or agreed to indemnify any third party with respect to such third party’s infringing any Intellectual Property, other than agreements to indemnify any third party entered into the Ordinary Course of Business.

(c)   The Company and its Subsidiaries use commercially reasonable efforts to protect the confidentiality of its material trade secrets and to the Knowledge of Parent, such efforts have not been unsuccessful in any material respect.

(d)   To the Knowledge of the Parent, the Company and its Subsidiaries are entitled to use the business names containing the words “FiberMark”, “Lahnstein” and “Gessner” in their business as currently conducted and their business names or their use thereof does not, to the Knowledge of the Parent, infringe any rights of third Persons.  To the Knowledge of the Parent, the use of the “FiberMark” business name in the conduct of the business as currently conducted is permissible through the time period set forth in Section 6.9(b).  The use of the “Lahnstein” and “Gessner” business names in the conduct of the business as currently conducted, is permissible, after the transfer of the interests pursuant to Section 2.1.

4.15         Material Contracts.

(a)   Except as otherwise permitted under Section 6.2, Schedule 4.15(a) sets forth all of the following Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound (collectively, the “Material Contracts”):

(i)            Contracts involving per annum payments in excess of $250,000 with commercial agents, authorized dealers and distribution agents, that have a minimum term of more than one year or can be terminated by the Company or the respective Subsidiary only with notice of more than three months;

(ii)           Contracts with any current officer or director of the Company or any of its Subsidiaries or any Affiliate (other than a Subsidiary) of the Company or any of the Sellers or any of their Affiliates (or any members of their respective immediate family), and a list of all other benefits owed, paid or offered to them by the Company or any of its Subsidiaries, including participations in profits, bonuses, option rights, premiums, profit-orientated bonus payments or similar plans;

(iii)          Contracts with any labor union or association representing any employee of the Company or any of its Subsidiaries;

(iv)          Contracts for the purchase or sale of any of the assets of the Company or any of its Subsidiaries other than in the Ordinary Course of Business, for consideration in excess of $250,000 or the equivalent in other currencies;

(v)           Contracts relating to the acquisition by the Company or any of its Subsidiaries of any operating business or the capital stock of any other Person, in each case for consideration in excess of $250,000;

(vi)          Contracts relating to the incurrence of Indebtedness, or the making of any loans, in each case involving amounts in excess of $250,000;

(vii)         Contracts relating to sureties (Bürgschaften), guarantees (Garantien) or similar obligations to secure any Liabilities of the Sellers, the Company, its Subsidiaries or any third Person;

(viii)        Contracts for joint ventures, strategic alliances or partnerships;

(ix)           Contracts containing covenants of the Company or any of its Subsidiaries not to compete in any line of business or with any person in any geographical area or covenants of any other person not to compete with the Company or any of its Subsidiaries in any line of business or in any geographical area;

(x)            Contracts providing for severance, retention, change in control or other similar payments;

(xi)           Any other Contract which by its terms would prohibit or materially delay the consummation of the transactions contemplated hereunder;

(xii)          Contracts pursuant to which the Company or any of its Subsidiaries (i) has acquired a license to use any material Intellectual Property (other than software and related Intellectual Property that is generally commercially available), or (ii) has granted to any third party any material license to use any Intellectual Property owned by the Company or its Subsidiaries; and

(xiii)         Contracts involving net obligations of the Company or any of its Subsidiaries of more than $250,000 individually that are outside the Ordinary Course of Business, unless such contracts are otherwise disclosed pursuant to this Section 4.15(a).

(b)   Except as set forth on Schedule 4.15(b), neither the Company nor any Subsidiary has received any written notice of any default or event that with notice or lapse of time, or both, would constitute a material default by the Company and its Subsidiaries under any Material Contract, and to the Parent’s knowledge, no third party has threatened to notify the Company or any Subsidiary that a material default has occurred with respect to such Material Contracts.  All the Material Contracts are valid, binding and enforceable against the Company or any of its Subsidiaries, as the case may be, in accordance with their terms and, to the Knowledge of the Parent, the other parties to the Material Contracts.

(c)   The Sellers have delivered true and complete copies of all Material Contracts to Purchaser.

4.16         Customers and Suppliers.

(a)   Schedule 4.16(a) contains separate lists of the ten largest suppliers and of the ten largest customers of each of the Company, FiberMark Gessner GmbH and FiberMark Lahnstein GmbH, in the financial year ended December 31, 2005, and of all those suppliers of FiberMark Gessner GmbH, FiberMark Lahnstein GmbH and the Company for whose goods and services no (i) alternative source of supply or (ii) source of supply of substantially comparable goods and services exists.  As of the date hereof, no such customer or supplier has notified the Company or its Subsidiaries that it intends to terminate or substantially reduce the extent of their business with the Company and its Subsidiaries, respectively, for other than general economic or market-induced reasons.

(b)   The Sellers have made available true and complete copies of all written agreements or other writings evidencing agreements with respect to the customers and suppliers listed in Section 4.16(a).

(c)   Neither the Company nor any Subsidiary is subject to any warranty obligation that, individually or in the aggregate, would have a Material Adverse Effect.

4.17         Employee Benefits Plans.

(a)   Schedule 4.17(a) contains a true and complete list of each employee benefit plan including all stock purchase, stock option, severance, employment, change of control, bonus, incentive or deferred compensation benefit plans, agreements, programs or policies (including payments which become due as a result of the change in ownership in the Company as contemplated herein, but excluding any payments payable by the Sellers for which the Company and its Subsidiaries have no liability) and pension and other retirement arrangements under which any current or former employee of the Company or any of its Subsidiaries has any right to benefits sponsored or maintained by the Company or under which the Company or any of its Subsidiaries has had or has any liability.  All such plans, agreements, programs, policies and arrangements are collectively referred to herein as “Company Benefit Plans.”

(b)   With respect to each Company Benefit Plan, the Company has made available to Purchaser (i) a current and complete copy of the plan document and, to the extent applicable, any related trust fund or other funding instrument, (ii) the most recent determination letter, if applicable, (iii) any summary plan descriptions or other written descriptions delivered by the Company to the participants concerning such Company Benefit Plan and (iv) concerning the most recent plan year, copies of all actuarial valuation reports relating to such Company Benefit Plans, if applicable.

(c)   The Company Benefit Plans comply with German law except to the extent such non-compliance would not be reasonably expected to have a Material Adverse Effect.  The Company and its Subsidiaries have fulfilled in all material respect the liabilities that exist in connection with these agreements and promises and are due by the Closing Date, and have adjusted all regular benefits from the company pension scheme in accordance with Section 16 Company Pension Schemes Act (Gesetz zur Verbesserung der betrieblichen Altersversorgung), except as set forth on Schedule 4.17(c).

(d)   Except for those relating to the notice period, Schedule 4.17(d) contains a list of all collective and individual promises or regulations that restrict the Company’s or any Subsidiary’s right of termination beyond the statutory regulations.

(e)   With respect to any Company Benefit Plan:  (i) no actions, suits or claims (other than routine claims for benefits in the Ordinary Course of Business) are pending or, to the Knowledge of the Parent, threatened, (ii) to the Knowledge of the Parent, no facts or circumstances exist that could give rise to any actions, suits or claims and (iii) no administrative investigation, audit or other administrative proceeding by any governmental agencies are pending, in progress or, to the Knowledge of the Parent, threatened.

(f)    Each Company Employee Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

This Section 4.17 represents the sole and exclusive representation and warranty of the Sellers regarding employee benefit matters.

4.18         Labor.

(a)   Schedule 4.18(a) contains a list of all current managing directors (Geschaeftsfuehrer) and employees, respectively, of the Company and any Subsidiary, showing their age, dates of entry, total annual compensation (including stock options or other profit based bonus payments) paid or offered to them by the Company and any Subsidiary.

(b)   Except as set forth on Schedule 4.18(b), all liabilities of the Company or any Subsidiary arising from service and employment relationships are current and have been paid when due and are in compliance with the applicable German Law.

(c)   The Company and its Subsidiaries are not obliged to employ or to rehire persons any managing directors (Geschaeftsfuehrer) not listed in Schedule 4.18(a).  Except as set forth on Schedule 4.18(c), the Company and its Subsidiaries have no post-retirement Liabilities with respect to retired officers/directors or employees.

(d)   Schedule 4.18(d) contains a list of all payment obligations of the Company based on customary business practice (betriebliche Übung).

(e)   Except as set forth on Schedule 4.18(e)(i), neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other arrangement or understanding with a works council, labor union or a labor organization.  Except for those reconcilements of interests (Interessenausgleiche) listed in Schedule 4.18(e)(ii) and the social plans (Sozialpläne) listed in Schedule 4.18(e)(iii), there are no agreements, promises or other obligations of the Company and any Subsidiary to be fulfilled for past, current or future restructurings or other operational changes.

(f)    There are no current (i) strikes, work stoppages, work slowdowns or lockouts pending or, to the Knowledge of the Parent, threatened in writing against or involving the Company or any of its Subsidiaries, or (ii) unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Parent, threatened by or on behalf of any employee or group of employees of the Company or any of its Subsidiaries.

4.19         Litigation Except as set forth on Schedule 4.19, there are no Legal Proceedings pending or, to the Knowledge of the Parent, threatened in writing against the Company or any of its Subsidiaries before any Governmental Body involving a value in dispute of more than $250,000 in an individual case.  Neither the Company nor any Subsidiary is the subject of any outstanding Order which imposes obligations involving an individual amount of more than $250,000 on the Company or any of its Subsidiaries that are subject to ongoing satisfaction.

4.20         Compliance with Laws; Permits.

(a)   The Company and its Subsidiaries are in compliance with all Laws of any Governmental Body applicable to their respective businesses or operations except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect.  Except as set forth on Schedule 4.20(a), neither the Company nor any Subsidiary has received any written notice of or been charged with the violation of any such Laws, except where such violation has been cured or would not reasonably be expected to have a Material Adverse Effect.

(b)   The Company and its Subsidiaries have all Permits which are required for the operation of their respective businesses as presently conducted, except where the failure to have such Permits would not reasonably be expected to have a Material Adverse Effect.  Except as set forth on Schedule 4.20(b), neither the Company nor any of its Subsidiaries is in material default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) of any term, condition or provision of any material Permit to which it is a party.

4.21         Environmental Matters.  Except as set forth on Schedule 4.21 hereto and except in each case as would not reasonably be expected to have a Material Adverse Effect:

(a)   the Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws, and have all permits, licenses, consents and authorizations required under Environmental Laws (collectively “Environmental Permits”) for the operation of the business of the Company or such Subsidiary;

(b)   neither the Company nor any of its Subsidiaries is the subject of any outstanding Order, or Order threatened in writing, with any Governmental Body pursuant to Environmental Laws which imposes material obligations on the Company or any of its Subsidiaries that are subject to ongoing satisfaction;

(c)   neither the Company nor any of its Subsidiaries is subject to any pending claims or Legal Proceedings or, to the Knowledge of the Parent, claims threatened in writing alleging noncompliance with or potential Liability under Environmental Laws or Environmental Permits and there are no writs, Injunctions, decrees, orders or judgments outstanding, or, to the Knowledge of the Parent, threatened relating to compliance with or Liability under any Environmental Law or Environmental Permits;

(d)   to the Knowledge of the Parent, there are no pending or threatened investigations of the businesses of the Company or any of its Subsidiaries, or currently or previously owned, operated or leased property of the Company or any of its Subsidiaries regarding violations of or Liabilities under Environmental Laws;

(e)   to the Knowledge of the Parent, there have been no spills, discharges or releases of Hazardous Materials by the Company or any of its Subsidiaries, any of their legal predecessors or by third parties, in, on or under any of the current or formerly owned Company Properties;

(f)    the Company has made available to Purchaser true and complete copies of all material environmental reports, studies, analyses, tests, or investigations prepared by or for the Company or any of its Subsidiaries since January 1, 2003, excluding routine inspection and audit reports prepared or delivered by a Governmental Body;

(g)   This Section 4.21 constitutes the sole and exclusive representation and warranty with respect to environmental and natural resource matters.  Environmental matters which are not addressed in this Section 4.21 shall not give rise to any claims against the Sellers.  The Parties agree that any claims pursuant to Section 24 para. 2 of the Federal Soil Protection Act (Bundesbodenschutzgesetz) and any similar statutory claims under the Laws of any other jurisdiction shall be excluded.  Subject to the application to the Seller of the limitations set forth in Section 9.3, Sections 9.4(a), (b), (c), and (e) and Sections 9.5(a) and (b) relating to indemnification of the Purchaser, if and to the extent the Sellers have not agreed to indemnify the Purchaser with respect to Environmental Laws under this Section 4.21 and Section 9.2, the Purchaser hereby agrees to indemnify and hold harmless the Sellers from any Liability relating thereto.

4.22         Insurance.  Schedule 4.22 lists the material insurance policies maintained by the Company and its Subsidiaries.  All of such insurance policies are in full force and effect, and neither the Company nor any Subsidiary is in material default with respect to any of its obligations under any of such insurance policies, in particular, all premiums owing under such insurance policies have been paid.

4.23         Transactions with Related Person; Affiliates.  Except as set forth on Schedule 4.23, the Company does not have any Liabilities, contractual or otherwise, owed to or owing from, directly or indirectly, existing contracts, arrangements or understandings with any Affiliate of the Company (other than a Subsidiary) or any of the Sellers or any of their respective Affiliates that would survive the Closing Date.

4.24         Financial Advisors.  Except as set forth on Schedule 4.24, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Sellers or the Company in connection with the transactions contemplated by this Agreement and no Person other than Goldman Sachs is entitled to any fee or commission or like payment from the Company in respect thereof.

4.25         No Other Representations or Warranties; Schedules.  Except for the representations and warranties contained in this Article 4 (as modified by the Schedules hereto), neither the Sellers nor any other Person makes any other express or implied representation or warranty with respect to the Company, its Subsidiaries or the transactions contemplated by this Agreement, and each of the Sellers disclaims any other representations or warranties, whether made by the Sellers, the Company or any of their respective Affiliates, officers, directors, employees, agents or representatives.  Except for the representations and warranties contained in Article 4 hereof (as modified by the Schedules hereto), each of the Sellers hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Purchaser by any director, officer, employee, agent, consultant, or any financial advisor, legal advisor, accountant or other representative of the Sellers, the Company or any of their respective Affiliates, including any statements in any reports prepared by the Company’s or the Sellers’ legal advisors and accountants and made available to the Purchaser).  The disclosure of any matter or item in any schedule hereto shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as specifically set forth in the Disclosure Schedule delivered to the Sellers simultaneously with the execution hereof, Purchaser hereby represents and warrants to the Sellers as of the date hereof (or, if made as of a specified date, as of such date) as follows:

5.1           Organization and Good Standing.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite power and authority to own, lease and operate properties and carry on its business.

5.2           Authorization of Agreement.  Purchaser has full power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby, and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Purchaser of this Agreement have been duly authorized by all necessary action on behalf of Purchaser.  This Agreement has been duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by each of the Sellers) this Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3           Conflicts; Consents of Third Parties.

(a)   Except as set forth on Schedule 5.3(a) hereto, none of the execution and delivery by Purchaser of this Agreement, the consummation of the transactions contemplated hereby, or compliance by Purchaser with any of the provisions hereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation and by-laws or comparable organizational documents of Purchaser; (ii) any Contract or Permit to which Purchaser is a party or by which any of the properties or assets of Purchaser are bound; (iii) any Order applicable to Purchaser or by which any of the properties or assets of Purchaser are bound; or (iv) any applicable Law, except with respect to (ii), (iii) and (iv) above, where any such conflict, violation, default or termination right would reasonably be expected to materially delay or prohibit the consummation of the transaction contemplated in this Agreement.

(b)   No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the compliance by Purchaser with any of the provisions hereof, except compliance with the applicable requirements of any Competition Laws.

5.4           Litigation.  There are no Legal Proceedings pending or, to the knowledge of Purchaser, threatened that are reasonably likely to prohibit or restrain the ability of Purchaser to enter into this Agreement or consummate the transactions contemplated hereby.

5.5           Financial Advisors.  Except as set forth on Schedule 5.5 hereto, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no other Person is entitled to any fee or commission or like payment in respect thereof.  All fees, commissions and payments of the Persons set forth on Schedule 5.5 shall be borne exclusively by Purchaser.

5.6           Financing.  Purchaser has in excess of $150,000,000 in cash and in excess of $75,000,000 of availability under the Credit Agreement dated as of November 30, 2004, by and among Neenah Paper, Inc., certain of its subsidiaries, the lenders listed therein and JPMorgan Chase Bank, N.A., as agent for the Lenders.  Purchaser (i) at the Closing will have, sufficient funds (without giving effect to any unfunded financing regardless of whether any such financing is committed) available to pay the Purchase Price and any expenses incurred by Purchaser in connection with the transactions contemplated by this Agreement, (ii) at the Closing will have the resources and capabilities (financial or otherwise) to perform its obligations under this Agreement, and (iii) have not incurred any obligation, commitment, restriction or Liability of any kind, which would impair such resources and capabilities.

5.7           Condition of the Business.  Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that the Sellers are not making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Sellers in Article 4 (as modified by the Schedules hereto as supplemented or amended).  Purchaser acknowledges and agrees that the Sellers are not making any representations or warranties whatsoever, express or implied, with respect to any projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Purchaser by any director, officer, employee, agent, consultant, or any financial advisor, legal advisor, accountant or other representative of the Sellers, the Company or any of their respective Affiliates, including any statements in any reports prepared by the Company’s or the Sellers’ legal advisors and accountants and made available to the Purchaser), unless such representation or warranty is expressly given by the Sellers in Article 4.

ARTICLE 6

COVENANTS

6.1           Access to Information.  From the date hereof until the Closing Date, upon reasonable prior notice, Parent shall, and shall use its reasonable best efforts to cause the Company to afford the Purchaser, through its officers, employees and representatives (including its legal advisors, accountants and financing sources), reasonable access to the properties, businesses and operations of the Company and its Subsidiaries.  Any such access shall be during regular business hours and under reasonable circumstances, shall not be disruptive to the business of the Company and its Subsidiaries and shall be subject to restrictions under applicable Law.  Notwithstanding anything herein to the contrary, neither the Company nor any of its Subsidiaries shall be required to disclose information subject to attorney-client privilege or subject to any confidentiality obligations to which the Company or any of its Subsidiaries is bound; provided that the Sellers shall and shall cause the Company to use reasonable best efforts to obtain waivers of any such confidentiality obligation.  Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of the Parent, (i) Purchaser shall not contact any suppliers to, or customers of, the Company or any Subsidiary, other than in the Ordinary Course of Business of the Purchaser or any of its Affiliates with respect to matters not involving the Company or its Subsidiaries and (ii) Purchaser shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of its Subsidiaries.

6.2           Conduct of the Business Pending the Closing.

(a)   Prior to the Closing, except (i) as set forth on Schedule 6.2, (ii) as required by applicable Law, (iii) as otherwise contemplated by this Agreement or (iv) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld), Parent shall cause the Company and its Subsidiaries to:

(i)            conduct the respective businesses of the Company and its Subsidiaries only in the Ordinary Course of Business;

(ii)           use its commercially reasonable efforts to preserve the present business operations, organization and goodwill of the Company and its Subsidiaries; and

(iii)          use its commercially reasonable efforts to maintain the working capital of the Company and its Subsidiaries at levels consistent with past practice.

(b)   Except (i) as set forth on Schedule 6.2, (ii) as required by applicable Law, (iii) as otherwise contemplated by this Agreement or (iv) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld):

(i)            Parent shall not permit the Company or its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of the Company or any of its Subsidiaries;

(ii)           Parent shall not permit the Company or its Subsidiaries to effect any recapitalization, reclassification or like change in the capitalization of the Company or any of its Subsidiaries;

(iii)          Parent shall not permit the Company or its Subsidiaries to amend the certificate of incorporation or by-laws or comparable organizational documents of the Company or any of its Subsidiaries;

(iv)          Parent shall not permit the Company or its Subsidiaries to increase the annual level of compensation of any director, executive officer or employee of the Company or any of its Subsidiaries by more than $25,000, or materially amend any Company Benefit Plan, other than as required by the terms of the Company Benefit Plans, or as required under applicable Law or pursuant to any existing employment agreement;

(v)           Parent shall not permit the Company or its Subsidiaries to acquire any properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the properties or assets of the Company or any of its Subsidiaries, in each case having a value individually or in the aggregate in excess of $250,000 (except pursuant to an existing Contract for fair consideration, in the Ordinary Course of Business or for the purpose of disposing of obsolete or worthless assets);

(vi)          Parent shall not permit the Company or its Subsidiaries to other than in the Ordinary Course of Business, cancel or compromise any material debt or claim or waive or release any material right of the Company or any of its Subsidiaries;

(vii)         Parent shall not permit the Company or its Subsidiaries to enter into, modify or terminate any labor or collective bargaining agreement or, through negotiations or otherwise, make any commitment or incur any liability to any labor organizations;

(viii)        Parent shall not permit the Company or its Subsidiaries to enter into or agree to enter into any merger or consolidation or enterprise agreement (Unternehmensvertrag) in the sense of secs. 291 et seq. of the German Stock Corporation Act (Aktiengesetz, AktG) with any corporation or other entity, or acquire the securities of any other Person;

(ix)           Parent shall not permit the Company or its Subsidiaries to enter into or modify any Material Contract with the Sellers or any Affiliate of the Sellers;

(x)            Parent shall not permit the Company or its Subsidiaries to effect the distribution of any dividends or distributions, other than cash dividends and distributions;

(xi)           Parent shall not permit the Company or its Subsidiaries to except to the extent required by Law, make or rescind any material election relating to Taxes or settle or compromise any claim, investigation, audit or controversy relating to a material amount of Taxes;

(xii)          Parent shall not permit the Company or its Subsidiaries to except to the extent required by Law or GAAP, make any material change to any of its methods of accounting or methods of reporting revenue and expenses or accounting practices;

(xiii)         Parent shall pay or cause to be paid to the applicable Tax authorities all Taxes of FiberMark Investments, the Company and its Subsidiaries arising in the ordinary course of business that relate to taxable periods ending on or before the Closing Date (including the Pre-Closing Date Straddle Period) and for which the normal due date for payment occurs after the date of execution of this Agreement (“Pre-Closing Ordinary Course Taxes”), it being understood that (x) the payment of such Taxes shall be consistent with past practice and Tax positions previously taken by such entities and (y) such Pre-Closing Ordinary Course Taxes shall not include the Taxes described in Section 9.6(a)(iii), Section 9.6(b), or Section 10.1.  Without limiting the foregoing, such Tax positions previously taken shall include a deduction for interest on the intercompany indebtedness between Parent and FiberMark International through the Closing Date or, if earlier, the date before the day such indebtedness is eliminated in accordance with Section 3.5; and

(xiv)        Parent shall not permit the Company or its Subsidiaries to agree to do anything prohibited by this Section 6.2(b).

(c)   For the avoidance of doubt, nothing in this Section 6.2 shall limit the ability of FiberMark International and FiberMark Investments to withdraw all balances from their respective Private Accounts in the Company pursuant to Section 2.1.

6.3           Consents and Financing.  The Purchaser and the Sellers shall use (and Parent shall cause the Company and its Subsidiaries to use) their commercially reasonable efforts, to obtain at the earliest practicable date all consents and approvals required to consummate the transactions contemplated by this Agreement, including the consents and approvals referred to in Sections 1.1(b) and 5.3(b) hereof (or the Schedules thereto), provided, however, that no party shall be obligated to pay any consideration to any third party from whom consent or approval is requested.

6.4           Assistance with Financing.  Seller shall provide such assistance and cooperation as Purchaser may reasonably request relating to any financing related to the transactions contemplated by this Agreement including, but not limited to, reasonably cooperating with underwriters, prospective banks or other lenders or their respective advisors in performing their due diligence.

6.5           Regulatory Approvals.

(a)   Subject to the terms and conditions herein provided, the Sellers and the Purchaser each agree to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including, without limitation, (i) cooperation in the preparation and filing of any filings that may be required under Competition Laws and any amendments thereto; (ii) using commercially reasonable efforts to comply with all requirements under Competition Laws applicable to the transactions contemplated hereby, (provided that Purchaser shall not be required to sell, dispose of or divest of any particular or specified assets, categories of assets or businesses if required under Competition Laws to the extent that such assets, categories of assets or businesses generated revenue in excess of $24,000,000 during 2005); (iii) contesting any Legal Proceeding relating to the transactions contemplated hereby and (iv) the execution of any additional instruments necessary to consummate the transactions contemplated hereby.

(b)   The Parent and the Purchaser each agree to make, or cause to be made, as soon as is reasonably practicable, but in any event, within twenty (20) Business Days after the date of this Agreement, any required filing or report with the appropriate Governmental Entity under any applicable Competition Laws and to supply promptly any additional information and documentary material that may be requested pursuant to any applicable Competition Laws.

6.6           Further Assurances.  Each of Purchaser, on the one hand, and the Sellers on the other hand shall use (and Parent shall cause the Company and each of its Subsidiaries to use) its commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement, (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement and (iii) promptly notify the other party upon the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be reasonably likely to delay or prevent the Closing.

6.7           Confidentiality.  Purchaser acknowledges that the information provided to them in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the confidentiality agreement between the Parent and Purchaser Parent dated April 11, 2006 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.  Effective upon, and only upon, the Closing Date, the Confidentiality Agreement shall terminate.

6.8           Preservation of Records.  Purchaser shall, and shall cause the Company to, preserve and keep the records held by them relating to the respective businesses of the Company and its Subsidiaries for a period of five (5) years from the Closing Date (or longer if required by applicable Law) and shall make such records and personnel available to the Parent and its Affiliates, at such Party’s expense, as may be reasonably required by such party in connection with, among other things, any insurance claims by, Legal Proceedings or Tax audits against or governmental investigations of the Parent or any of its Affiliates.

6.9           Change of Recordals; Change of Name.

(a)   From the date hereof until the Closing Date, Parent shall cause the Company and any of its Subsidiaries to use their commercially reasonable efforts to effect the necessary change of recordals with all patent and trademark offices and other similar authorities where material Intellectual Property of the Company and any of its Subsidiaries (i) is still recorded in the name of legal predecessors of the Company and any of its Subsidiaries or (ii) where, to the Knowledge of the Parent, the relevant recordals of the patent and trademark offices and other similar authorities are materially incorrect for any other reason.

(b)   As promptly as practicable following the Closing, but in no event later than ninety (90) days after the Closing Date, the Purchaser will take all actions necessary to change the name of the Company and any of its Subsidiaries containing the word “FiberMark” to delete any references to such word.

(c)   The Seller shall grant to the Purchaser a fully paid license to utilize the “FiberMark” business name on existing products solely in a manner consistent with that in effect as of the Closing Date, and such license term shall be in effect for one (1) year after the Closing Date; provided, however, that the Purchaser will use its commercially reasonable efforts to cease utilizing the “FiberMark” business name prior to the expiration of the above mentioned one (1) year license.

6.10         338 Election.

(a)   At Purchaser’s option, Purchaser shall make an election under Section 338(g) of the Code with respect to any one or more of FiberMark Investments and the Company, (all elections made pursuant to this sentence, collectively, the “Section 338 Election”).  The Section 338 Election shall properly reflect the Price Allocation (as hereinafter defined).  Within 120 days after the Closing Date, Purchaser shall deliver to the Sellers a statement (the “Allocation Statement”) containing Purchaser’s good faith determination of (i) the ADSP (as such term is defined in Treasury Regulations Section 1.338-4) for each of the entities in respect of which the Section 338 Election is made and (ii) an allocation of the ADSP for each such entity among the assets of that entity, each in accordance with the Treasury Regulations under Section 338 of the Code.  If within 30 days after receipt of the Allocation Statement the Sellers notify Purchaser in writing that the allocation of one or more items reflected in the Allocation Statement is not a reasonable allocation, then Purchaser and the Sellers will negotiate in good faith to resolve such dispute.  If Purchaser and the Sellers fail to resolve such dispute within 30 days, then Purchaser and the Sellers shall submit such dispute to the Accounting Firm which shall determine whether the allocation of the items in question was reasonable and, if not reasonable, shall appropriately revise the Allocation Statement.  If the Sellers do not respond within 30 days, or upon resolution of the disputed items, the allocation reflected on the Allocation Statement (as such may have been adjusted) shall be the “Price Allocation” and shall be binding on the parties hereto.  The Purchaser and the Sellers agree to act, and to cause their respective Affiliates to act, in accordance with the Price Allocation in the preparation, filing and audit of any Tax return.

(b)   In the event that Purchaser does not make the 338 Election with respect to the Company or FiberMark Investments, Purchaser shall not cause or permit the Company or FiberMark Investments to make any distribution with respect to stock (or any transfer that could be treated as a distribution with respect to stock under Section 301 of the Code) until the first day of the taxable year of the Company (as determined for U.S. federal income tax purposes) that begins after the Closing Date, it being understood that at present the Company’s and FiberMark Investment’s taxable year-end is December 31.

(c)   The Sellers shall cooperate with Purchaser to cause the entities listed in clause (iii) of the first sentence of Section 4.11(c) each to make an election under Section 754 of the Code that is effective for the period that includes the Closing Date.

6.11         Publicity.

(a)   No party to this Agreement shall issue any press release or public announcement or comment concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld, delayed or conditioned, unless, in the judgment of the Purchaser or Parent disclosure is otherwise required by applicable Law or by the Certificate of Incorporation of the Parent or under the rules of any securities exchange on which the securities of the Purchaser are listed, provided that, to the extent required by applicable Law, the party intending to make such release shall use its commercially reasonable efforts consistent with applicable Law to consult with the other party with respect to the text thereof.

Each of Purchaser and Parent agrees that the terms of this Agreement shall not be disclosed or otherwise made available to the public and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law and only to the extent required by such Law or under the rules of any securities exchange on which the securities of the Purchaser are listed.

6.12         Financial Statements.  Parent shall use its reasonable best efforts to procure the consent of KPMG to the inclusion of financial statements of the Company for the three years ended December 31, 2005 in filings of Purchaser Parent with the U.S. Securities and Exchange Commission to the extent required by Rule 3-05 of Regulation S-X.  Such financial statements have been previously delivered to Purchaser.

6.13         Non-competition.  From the Closing Date and until the second anniversary of the Closing Date, the Sellers will not and will cause their existing and future Subsidiaries not to, directly or indirectly anywhere in Europe, engage in any of the business activities conducted by the Company as of the date of this Agreement (other than activities (including derivatives thereof and improvements thereon) being conducted on the date hereof by Parent and its Subsidiaries, (other than the Company and its Subsidiaries)); provided, however, that notwithstanding the foregoing, Sellers and their Subsidiaries may own, directly or indirectly, solely as an investment, securities of any Person that are traded on any recognized securities exchange if neither Sellers nor any of their Subsidiaries, individually or in the aggregate, (1) is an Affiliate of such Person or (2) beneficially owns, directly or indirectly, five (5) percent or more of any class of securities of such Person.

6.14         Release of Liens.  Parent shall ensure the removal, on or prior to the Closing Date, of (i) all Liens on any equity interests to be acquired directly or indirectly by Purchaser via the transactions contemplated by this Agreement, including, but not limited to, equity interests in Joint Ventures and Subsidiaries, (ii) all Liens set forth on Schedules 4.9(e)(ii) and 4.15(a)(vii), (iii) all land charges (Grundschulden) set forth on Schedule 4.12(ii) as shown by the land register excerpts contained in Schedule 4.12 (iii) as being registered in department III (Abteilung III) of the relevant land register (provided, however, that the removal of each such land charge shall be deemed to have occurred upon submission to the relevant land register of (x) an irrevocable application for its deletion (Löschungsantrag) and (y) the consent to its deletion by its beneficiary or beneficiaries (Löschungsbewilligung des oder der Berechtigten) without any outstanding trust instructions (Treuhandauflagen), each in the form (grundbuchmäßige Form) required by Section 29 German Land Register Ordinance (Grundbuchordnung), and (z) the notary in charge of the deletion procedure has assumed liability for deletion fees on behalf of the respective entities owning the respective encumbered real estate properties vis-à-vis the competent land registers), and (iv) all guarantees set forth on Schedule 4.15(a)(vi) and (vii).

ARTICLE 7

CONDITIONS TO CLOSING

7.1           Conditions Precedent to Obligations of Purchaser.  The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):

(a)   the Sellers shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Purchaser shall have received a certificate signed by an authorized officer of the Parent, dated the Closing Date, to the foregoing effect;

(b)   there shall not be in effect any Law or Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(c)   consents and approvals from Governmental Bodies, as set forth on Schedule 7.1(c), shall have been obtained;

(d)   each of the representations and warranties made by Sellers in this Agreement that is qualified by reference to materiality or Material Adverse Effect shall be true and correct, and each of the other representations and warranties made by Sellers in this Agreement shall be true and correct in all respects, except for any inaccuracies that would not, individually or in the aggregate, be expected to result in a Material Adverse Effect, in each case as of the date of this Agreement and at and as of the Closing Date as if made on that date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date or time).  Purchaser shall have received a certificate of Sellers, dated as of the Closing Date and signed by a senior officer of Sellers, certifying as to the fulfillment of the foregoing; and

(e)   there shall not be any pending or threatened suit, action or proceeding asserted by any Governmental Body challenging or seeking to restrain or prohibit the consummation of any of the transactions contemplated by this Agreement, or requiring the Purchaser to dispose of, hold separate or otherwise restrict Purchaser’s use of any assets of the Company, but only if such assets, categories of assets or businesses generated revenues in excess of $24,000,000 during 2005, or any of the Company Interests if such interests represented revenues in excess of $24,000,000 during 2005.

7.2           Conditions Precedent to Obligations of the Sellers.  The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by the Sellers in whole or in part to the extent permitted by applicable Law):

(a)   Purchaser shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date, and the Parent shall have received a certificate signed by an authorized officer of Purchaser, dated the Closing Date, to the foregoing effect;

(b)   there shall not be in effect any Law or Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; and

(c)   consents and approvals from Governmental Bodies, as set forth on Schedule 7.1(c), shall have been obtained.

(d)   Each of the representations and warranties made by Purchaser in this Agreement that is qualified by reference to materiality or Material Adverse Effect shall be true and correct, and each of the other representations and warranties made by Purchaser in this Agreement shall be true and correct in all respects, except for any inaccuracies that would not, individually or in the aggregate, be expected to result in a Material Adverse Effect, in each case as of the date of this Agreement and at and as of the Closing Date as if made on that date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date or time).  Seller shall have received a certificate of Purchaser, dated as of the Closing Date and signed by a senior officer of Purchaser, certifying as to the fulfillment of the foregoing.

7.3           Frustration of Closing Conditions.  None of the Sellers, on the one hand, or the Purchaser on the other hand may rely on the failure of any condition set forth in Section 7.1 or 7.2, as the case may be, if such failure was caused by such party’s failure to comply with any provision of this Agreement.

ARTICLE 8

TERMINATION

8.1           Termination of Agreement.  This Agreement may be terminated at any time prior to the Closing Date as follows:

(a)   at the election of the Purchaser or Parent on or after December 15, 2006 (the “Outside Date”), provided that if the Closing shall not have occurred on or before the Outside Date solely by reason of non-satisfaction of the condition set forth in Section 7.1(c), and all other conditions in Article 7 have been satisfied or waived, the Outside Date shall be extended to March 31, 2007; and further provided that the terminating party is not in material default of any of its obligations hereunder;

(b)   by mutual written consent of the Purchaser and Parent;

(c)   by the Purchaser or Parent if there shall be in effect a final nonappealable Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the parties hereto shall use all commercially reasonable efforts to promptly appeal any adverse determination which is not nonappealable and diligently pursue such appeal;

(d)   by Purchaser if (i) the Sellers shall be in material violation of any of their covenants hereunder, and if such violation (if curable) is not cured within twenty (20) days after the giving of written notice by Purchaser to the Parent or (ii) there has been any event, change, occurrence or circumstance that renders the condition set forth in Section 7.1 incapable of being satisfied by the Outside Date; or

(e)   by the Parent if (i) Purchaser shall be in material violation of any of its covenants hereunder, and if such violation (if curable) is not cured within twenty (20) days after the giving of written notice by the Parent to Purchaser or (ii) there shall have been any event, change, occurrence or circumstance that would prohibit or preclude the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

8.2           Procedure Upon Termination.  In the event of termination and abandonment by Purchaser or Parent or both, pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the transaction shall be abandoned, without further action by Purchaser or Parent.

8.3           Effect of Termination.  In the event that this Agreement is validly terminated in accordance with Section 8.1, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Purchaser or Parent; provided, that no such termination shall relieve any party hereto from liability for any willful breach of this Agreement.

ARTICLE 9

SURVIVAL; INDEMNIFICATION

9.1           Survival of Representations.  The representations and warranties set forth in Sections 4.2, 4.4, 4.7 and 5.2 shall survive the Closing indefinitely; representations and warranties set forth in Section 4.11 (except for Sections 4.11(c)(i) and (ii)) shall survive until 60 (sixty) calendar days after the expiration of all applicable statute of limitations (including all periods of extension, whether automatic or permissive); representations and warranties set forth in Section 4.21 shall survive the Closing for 3 years after the Closing Date; and all other representations and warranties and covenants of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing until the first anniversary of the Closing Date (the “Indemnity Period”).  No claim for breach of any representation or warranty or failure to perform any covenant, agreement or obligation may be asserted after the expiration of the Indemnity Period; provided, that the written assertion prior to expiration of the Indemnity Period of any claim by a party for indemnification hereunder with respect to the breach or alleged breach of any representation or warranty or the failure or alleged failure to perform any covenant or other obligation, which assertion specifies the underlying facts supporting the claim as opposed to general assertions of a breach, shall survive until final resolution of such claim.

9.2           General Indemnification.

(a)   If, after the Closing Date, Purchaser and/or its officers, directors and/or Affiliates (each a “Purchaser Indemnitee” and together the “Purchaser Indemnitees”) suffer any damages, losses, liabilities, obligations, claims of any kind, interest or expenses (but excluding consequential damages (Folgeschaeden) or loss of profits (entgangener Gewinn)) (“Loss”) as a result of (i) the failure of any representation or warranty made by the Sellers in this Agreement or any certificate delivered pursuant to this Agreement to be true and correct as of the date made (provided, however, that for the purposes of this Section 9.2(a)(i), in determining whether there has been a breach of any such warranty or representation, if any such warranty or representation is qualified in any respect by materiality or Material Adverse Effect, such qualifications or exceptions will be ignored), and (ii) any breach by the Sellers of any of their covenants or agreements contained herein which are to be performed by the Sellers on or before the Closing Date, then, subject to the other provisions of this Article 9, and except as set forth in Section 9.4(f) and the last sentence of Section 9.6(h), such Purchaser Indemnitee(s) shall be entitled to be reimbursed the amount of such Loss solely from the Escrow Account or by drawing on the General Credit Support, as the case may be.

(b)   After the Closing, Purchaser agrees to indemnify, defend and hold the Sellers and/or their respective officers, directors and/or Affiliates (each a “Seller Indemnitee” and together the “Seller Indemnitees”) harmless from any Loss suffered or paid, directly or indirectly, as a result of (i) the failure of any representation or warranty made by Purchaser in this Agreement to be true and correct as of the date made, (ii) any breach by Purchaser of any of its covenants or agreements contained herein and (iii) any breach by the Company of any of its covenants or agreements contained herein which are to be performed by the Company after the Closing Date.

9.3           Third Party Claims.

(a)   If a claim, action, suit or proceeding by a third party (a “Third Party Claim”) is made against any Person entitled to indemnification pursuant to Section 9.2 hereof (an “Indemnified Party”), and if such Indemnified Party intends to seek indemnity with respect thereto under this Article 9, such Indemnified Party shall promptly notify the Party obligated to indemnify such Indemnified Party (or, in the case of a Purchaser Indemnitee seeking indemnification, such Purchaser Indemnitee shall promptly notify the Parent) (such notified party, the “Responsible Party”) of such claims; provided that the failure to so notify shall not relieve the Responsible Party of its obligations hereunder, except to the extent that the Responsible Party is actually and materially prejudiced thereby.

(b)   The Responsible Party shall have thirty (30) days after receipt of such notice to assume the conduct and control, through counsel reasonably acceptable to the Indemnified Party at the expense of the Responsible Party, of the settlement or defense thereof, and the Indemnified Party shall cooperate with it in connection therewith; provided that the Responsible Party shall permit the Indemnified Party to participate in such settlement or defense through counsel chosen by such Indemnified Party, and further provided that the fees and expenses of such counsel shall be borne by such Indemnified Party.  So long as the Responsible Party is reasonably contesting any such claim in good faith, the Indemnified Party shall not pay or settle any such claim.  Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such claim (whether or not appropriate notice has been given by Indemnified Party), provided that in such event it shall waive any right to indemnity therefor by the Responsible Party or from the Escrow Account or by drawing on the General Credit Support, as the case may be, for such claim unless the Responsible Party shall have consented to such payment or settlement.  If (and only if) the Responsible Party does not notify the Indemnified Party within thirty (30) days after the receipt of the Indemnified Party’s notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the Indemnified Party shall have the right to contest, settle or compromise the claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement.

(c)   The Purchaser and the Sellers shall cooperate in the defense or prosecution of any Third Party Claim in respect of which indemnity may be sought hereunder and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

9.4           Limitations on Indemnification Obligations Except for the right to indemnification set forth in Section 9.6 (which, for the avoidance of doubt, shall not be subject to the following limitations), the rights of the Purchaser Indemnitees to indemnification pursuant to the provisions of Section 9.2(a) are subject to the following limitations:

(a)   the amount of any and all Losses will be determined net of (i) any specific accruals or specific reserves on the Balance Sheet, (ii) any amounts recovered by the Purchaser Indemnitees under indemnification agreements or arrangements with third parties or under insurance policies with respect to such Losses (each such source named in this clause (ii) a “Collateral Source”) and (iii) an amount equal to the net present value (to be calculated using a discount factor of 6% per annum) of any net Tax benefits (it being understood that net tax benefits shall be computed on a hypothetical (rather than actual) basis, using an assumed 38 % tax rate and taking into account (x) any Tax decrease resulting from a Tax deduction in respect of indemnified Damages and (y) any Tax increase resulting from the Purchaser Indemnitee’s receipt of payments under this Section 9.4 in respect of indemnified Losses (including any Tax increase that results from the loss of Tax deductions by reason of a net decrease in the Final Purchase Price, it being further understood that for this purpose any Tax increase resulting from a decrease in the Final Purchase Price shall be calculated on a present value basis)).   For the avoidance of doubt, a Tax increase pursuant to clause (y) of the preceding sentence shall not include any increase in Taxes of an entity other than the entity that suffered the Loss in respect of which indemnification is being provided and shall not include any consequential Tax damages, it being understood that, for the avoidance of doubt, the loss of Tax deductions described in the parenthetical of clause (y) of the preceding sentence shall not be considered consequential Tax damages.   If a Purchaser Indemnitee shall have received the payment required by this Agreement from the Sellers in respect of Losses and shall subsequently receive insurance proceeds, net Tax benefits or other amounts recovered under indemnification agreements or arrangements with third parties (to the extent that such insurance proceeds, net Tax benefits or other amounts were not previously taken into account under the first sentence of this Section 9.4(a)) in respect of such Losses, then such Purchaser Indemnitee shall promptly repay to the Sellers a sum equal to the amount of such insurance proceeds, net Tax benefits or other amounts actually received (net of applicable Taxes), provided, that if any insurance proceeds, net Tax benefits or other amounts taken into account under the first sentence of this Section 9.4(a) or paid over to the Sellers pursuant to this sentence are subsequently denied, disallowed or otherwise lost, then the Sellers shall pay to the Purchaser Indemnitees additional indemnification equal to the amount of the applicable proceeds, net Tax benefits or other amounts;

(b)   Indemnification under this Article 9 shall not be available to any Indemnified Party unless such Indemnified Party first uses all commercially reasonable efforts to obtain recovery from any Collateral Source for such claim before making any claim for indemnification by the Responsible Party; provided that for purposes of tolling the Indemnity Period, the Indemnified Party may assert such claim.  In the event of any claim payable out of the Escrow Account or by drawing on the General Credit Support, as the case may be, the Parent may, in its sole discretion, require any Indemnified Party to grant to Parent an assignment of the right of such Indemnified Party to assert a claim against any Collateral Source.  If the amount to be netted hereunder from any payment required under Section 9.2(a) or 9.2(b) is determined after payment of any amount otherwise required to be paid to an Indemnified Party under this Article 9, the Indemnified Party shall repay to the Responsible Parties, promptly after such determination, any amount that the Responsible Parties would not have had to pay pursuant to this Article 9 had such determination been made at the time of such payment;

(c)   the Purchaser Indemnitees shall not be entitled to recover for any particular Loss pursuant to Section 9.2(a) unless such Loss, together with any related Losses, equals or exceeds $100,000;

(d)   the Purchaser Indemnitees will not be entitled to recover Losses pursuant to clause (i) of Section 9.2(a) until the total amount which the Purchaser Indemnitees would recover under clause (i) of Section 9.2(a) (as limited by the provisions of Sections 9.4(a), 9.4(b), 9.4(c) and 9.4(d)), exceeds $1,000,000 (the “Threshold”), at which point, the Purchaser Indemnitees become entitled to recover the entire amount of any Losses (including Losses that were below the Threshold) pursuant to Section 9.2(a) (as limited by the provisions of Sections 9.4(a), 9.4(b), 9.4(c) and 9.4(d));

(e)   if a Purchaser Indemnitee has been indemnified for a Loss hereunder, and at any time thereafter a Purchaser Indemnitee recovers all or a portion of such Loss from a third Person, the Purchaser Indemnitee which made such recovery shall promptly refund the amount paid from by the Sellers to the Parent with respect to such Loss, less any expenses incurred in collecting from a third party (up to the amount recovered from the third Person); and

(f)    On the first anniversary of the Closing Date, (i) all remaining funds in the Escrow Account in excess of $5,450,000 shall be released from the Escrow Account to the Sellers, and (ii) if the Sellers had previously elected to substitute General Credit Support in lieu of funds on deposit in the Escrow Account in accordance with Section 3.4, the General Credit Support required to be maintained by the Sellers shall be reduced to $5,450,000, provided, however, that if any claim is then pending under Section 9.2, an additional amount sufficient to recover such claim shall be retained in the Escrow Account or additional sufficient General Credit Support shall be maintained until such time as such claim is finally resolved.  On the third anniversary of the Closing Date, all remaining funds in the Escrow Account shall be transferred to the Tax Escrow Account, and (ii) if the Sellers had previously elected to maintain General Credit Support in lieu of funds on deposit in the Escrow Account in accordance with Section 3.4,  Sellers shall procure that any undrawn amounts under such General Credit Support be available to the Purchaser under the Tax Credit Support, provided, however, that if any claim is then pending under Section 9.2, an amount sufficient to recover such claim shall be retained in the Escrow Account or sufficient General Credit Support shall be maintained until such time as such claim is finally resolved.  At any time the Purchaser Indemnitees (x) will be entitled to recover no more than the amount of cash then in the Escrow Account or the amount of the General Credit Support then remaining and (y) pursuant to this Agreement, will not be entitled to recover Losses from any source other than the Escrow Account or by drawing on the General Credit Support.  Notwithstanding anything herein to the contrary, until the first anniversary of the Closing Date, the Purchaser Indemnitees shall have no rights to indemnification under Article 9 for Losses aggregating more than $21,800,000, and after the first anniversary of the Closing Date for Losses aggregating more than $5,450,000 (plus any additional amounts with respect to any claim then pending under Section 9.2 until such claim is finally resolved), provided however, that the Purchaser Indemnitees shall have no rights to indemnification under Article 9 after the third anniversary of the Closing Date (except with respect to any claim then pending under Section 9.2 until such claim is finally resolved) and provided further that this Section 9.4(f) shall not apply to breaches of covenants set forth in Section 6.2, breaches of the representations and warranties contained in Sections 4.2, 4.4, and 4.7 or the indemnification provisions set forth in Section 9.6.

9.5           Limitations on Claims with Respect to Environmental Matters.

(a)   With respect to any claim by a Purchaser Indemnitee for a Loss resulting from a breach of a representation or warranty set forth in Section 4.21, and in addition to the other limitations set forth in this Article 9, the Sellers shall only be liable to the Purchaser Indemnitees for Losses resulting from the following:

(i)            an investigation (Maßnahmen der Gefahrerkundung, Untersuchungsmaßnahmen) in connection with, or in anticipation of, the remediation of non-compliance with Environmental Law;

(ii)           a clean-up (Sanierung) within the meaning of Section 2 para 7 of the Federal Soil Protection Act or any applicable Environmental Law;

(iii)          securing measures (Sicherungsmaßnahmen) or protective containment measures (Schutz- und Beschränkungsmaßnahmen) pursuant to Section 4 para 3 of the Federal Soil Protection Act or any applicable Environmental Law; or

(iv)          measures to eliminate, reduce or otherwise remedy an immediate danger to human health or well-being (Maßnahmen zur Abwehr von unmittelbaren Gefahren für Leib und Leben).

(b)   Purchaser Indemnitees shall only be entitled to recover Losses resulting from a breach of a representation or warranty set forth in Section 4.21 if:

(i)            the Company or any of its Subsidiaries is required pursuant to any Environmental Law (or by the relevant regulatory authority) to remedy the relevant matter by a final and binding (bestandskräftig) or an unappealable enforceable (endgültig sofort vollziehbar) decision of a competent authority or as a result of a public law contract between the Company or its Subsidiary and the competent authority agreed to either prior to the Closing Date or, with the Sellers’ consent, after the Closing Date, or by a final court judgment resulting from a third party claim; or

(ii)           prompt remediation is required pursuant to any Environmental Law due to an imminent material danger to public health; or

(iii)          the respective measure to remedy the relevant matter has been agreed to by the Sellers; or

(c)   Purchaser Indemnitees shall not be entitled to recover Losses resulting from a breach of any representation or warranty set forth in Section 4.21, to the extent that

(i)            the Loss could have been avoided or mitigated by Purchaser or the Company and its Subsidiaries by taking the measures or applying the environmental, health and safety standards that should reasonably have been taken by a prudent businessman; provided that this exclusion shall not apply if Seller did not take measures or apply environmental, health and safety standards that should reasonably have been taken by a prudent businessman during the two (2) years prior to the Closing Date.

(ii)           the Loss is a result of (1) a shut-down, cessation of business activities on,  or the abandonment of a plant or a portion thereof, of a building or of a facility, (2) a change of use resulting in more stringent environmental laws, thresholds or standards becoming applicable, (3) construction activity that directly brings about a Loss that is not the product of the mere discovery of a latent matter, or (4) a notification or preparatory or explanatory measures or investigation on the property which Purchaser or the Company and its Subsidiaries were not obliged to carry out under Law and was not requested by the competent Governmental Body.

9.6           Tax Indemnity.

(a)   The Sellers agree to assume, defend and indemnify and hold harmless the Purchaser Indemnitees (including, without limitation and for avoidance of doubt, from and after the Closing, the Company, its Subsidiaries and FiberMark Investments) from and against (i) any liability for Tax resulting from a breach of the covenant in Section 6.2(b)(xiii), (ii) to the extent not described in clause (i) or (iii) or Section 10.1, any liability of the Company, its Subsidiaries or FiberMark Investments for payment of Taxes relating to a taxable period ending on or prior to the Closing Date, (iii) any Taxes resulting from the transactions contemplated by this Agreement (other than those Taxes described in Section 10.1), and (iv) any liability for Taxes resulting from the breach of clause (iii) of the first sentence of Section 4.11(c), but only if and to the extent that the total amount of such Taxes described in (i), (ii), (iii) and (iv) of this Section 9.6(a) exceeds the total amount of Taxes included as Liabilities in the final determination of Final Net Working Capital (and for the avoidance of doubt, the calculation of Net Working Capital shall not include any liabilities for income Taxes). The indemnity shall become due within 10 (ten) Business Days following a notice delivered by Purchaser to the Sellers that payment of such Taxes to the respective Tax authority is due or that such Taxes have been paid, provided, however, that no indemnity amounts shall be due:  (i) in the event an application for suspension of enforcement has been submitted, until a decision with respect to such application finally has been made; (ii) in the event that a suspension of enforcement is granted, until the expiration of such suspension of enforcement; or (iii) to the extent the Purchaser has not complied with the provisions set forth in (d) and (e) below and such failure prejudiced the Sellers in mitigating their liability under this Section 9.6(a).

In the case of any liability for Taxes described in clause (i) or clause (ii) of the first sentence of this Section 9.6(a) that arise in a taxable period that begins on or before the Closing Date and ends after the Closing Date (the “Straddle Period”), the allocation of such liability for Taxes shall be apportioned between the period starting on the first day of the Straddle Period and ending on (and including) the Closing Date (the “Pre-Closing Date Straddle Period”) and the remaining portion of the Straddle Period.  In the case of Taxes imposed on a periodic basis, and not determined by reference to income, revenues, receipts or transactions, the amount of such Taxes attributable to the Pre-Closing Date Straddle Period be determined as follows: the amount of such Taxes for the entire Straddle Period shall be multiplied by a fraction (x) the numerator of which is the number of calendar days in the period ending on the Closing Date and (y) the denominator of which is the number of calendar days in the entire Straddle Period.  Except as provided in the preceding sentence, the amount of Tax attributable to the Pre-Closing Date Straddle Period shall be the amount of Tax to which the Company or its Subsidiaries would be liable if the Pre-Closing Straddle Period were a taxable period and if it were permitted to file a tax return for the purpose of the Pre-Closing Date Straddle Period.

(b)   It is understood that the Sellers may realize a capital gain resulting from the sale of the FiberMark International Held Interest (the “Capital Gain”), which, if realized, will be subject to trade tax at the level of the Company. In addition, the transactions contemplated by this Agreement (including without limitation by Section 3.5) may result in a trade tax.  Without limiting the Sellers’ obligations under Section 9.6(a), the Sellers agree to assume, defend and indemnify and hold harmless the Purchaser (or in the Purchaser’s absolute discretion, the Company and its Subsidiaries) from and against trade tax resulting from the Capital Gain or the transactions described in the preceding sentence.

(c)   Any Tax indemnification payment under Section 9.6(a) or (b) shall be reduced by the net present value (to be calculated using a discount rate of 6% per annum) of any net Tax benefit to the Purchaser Indemnitee that results from the adjustment giving rise to such payment (it being understood that net Tax benefits shall be computed using an assumed 38% Tax rate and taking into account (x) any Tax decrease resulting from a Tax deduction resulting from such adjustment and (y) any Tax increase resulting from an inclusion of Taxable income, gain or profits as a result of such adjustment or resulting from the receipt of the applicable Tax indemnification payment by the Purchaser Indemnitee (including any Tax increase that results from a loss of Tax deductions by reason of a net decrease in the Final Purchase Price, it being understood for this purpose that any Tax increase resulting from a decrease in the Final Purchase Price shall be calculated on a present value basis)). For the avoidance of doubt, a Tax increase or decrease pursuant to the preceding sentence shall not include any increase or decrease in Taxes of an entity other than the applicable Purchaser Indemnitee and shall not include any consequential Tax damages or benefits (it being understood that Tax increases described in the parenthetical in clause (y) of the preceding sentence shall not be considered consequential Tax damages). For avoidance of doubt, the Sellers shall not be entitled under Section 9.6(g) to any refund of Taxes to the extent such refund corresponds to a Tax decrease taken into account under this Section 9.6(c) or Section 9.4(a).

(d)   The Purchaser shall procure that the Tax Returns (Steuererklärungen) of the Company and its Subsidiaries and of FiberMark Investments, including any amendments thereto, for any period up to or including the Closing Date will be duly prepared and filed by the Company, its Subsidiaries and FiberMark Investments, consistent with past practice and Tax positions previously taken by such entities, to the extent such practices and procedures are not prohibited by applicable law, within the time limits set forth in the applicable Tax laws or as determined by the Tax authorities.  Without limiting the foregoing, such positions shall include a deduction for interest on the intercompany indebtedness between Parent and FiberMark International through the Closing Date or, if earlier, the date before the day on which such indebtedness is eliminated in accordance with Section 3.5.  Purchaser shall provide the Sellers with drafts thereof and all relevant documents and other information reasonably necessary for the review of such drafts for Sellers’ comments no later than thirty (30) days prior to the due date of such filing.  Purchaser shall procure that such Tax Returns shall include all reasonable modifications requested by the Sellers in writing within fifteen (15) Business Days after the Sellers have been provided with the draft Tax Returns.

(e)   Purchaser shall procure that the Sellers are informed in a timely manner of all Tax assessments (Steuerbescheide) and announcements of Tax audits (Betriebsprüfungen) which may give rise to a claim under this Section 9.6.  Purchaser shall procure that the Sellers are provided with all relevant documents and other information reasonably required by the Sellers to evaluate the Tax assessments or Tax audits and the potential liability of the Sellers in connection therewith.  If and to the extent that Tax audits of the Company, any of its Subsidiaries, or FiberMark Investments relate to Taxes for which the Sellers may be liable under the indemnity set forth in this Section 9.6, the Sellers shall at their request be given the opportunity to instruct, at their own expense, counsel, accountants or auditors to represent the Sellers in relation to such Tax audits and – to the extent legally permissible – fully participate in such Tax audits (including meetings with a Tax authority). In general, Purchaser shall take, and shall procure that the Company, its Subsidiaries, and FiberMark Investments take, such action, at the cost of the Sellers, as the Sellers may reasonably require by written notice to Purchaser to avoid, dispute, resist, appeal or otherwise defend against any claim for Taxes for which the Sellers may be liable hereunder (a “Tax Claim”).  Purchaser shall procure that the Sellers may take part in any such defense of a Tax Claim and that the Sellers will be provided with all relevant documents, other information and assistance reasonably required for the defense.  Binding declarations to a Tax authority relating to Taxes for which the Sellers may be liable pursuant to this Section 9.6, including concessions with respect to any Tax Claim, shall be made only upon consultation with and approval by the Sellers, such approval not to be unreasonably withheld or delayed.  In addition, notwithstanding the foregoing provisions of this

Section 9.6(e), the Sellers shall not settle or compromise a Tax Claim without the prior written consent of Purchaser, such consent not to be unreasonably withheld or delayed, if such settlement or compromise could result in Taxes for a pre-Closing period or the Pre-Closing Date Straddle Period for which the Sellers are not required to indemnify the Purchaser Indemnitees pursuant to this Section 9.6 or could increase Taxes of the Company, any of its Subsidiaries or FiberMark Investments for any taxable period that begins after the Closing Date, or for the post-Closing period of any Straddle Period.

(f)    [Intentionally omitted.]

(g)   Except as provided in the last sentence of Section 9.6(c), the Sellers shall be entitled to all refunds of Taxes received by the Company, its Subsidiaries or FiberMark Investments attributable to any taxable period ending on or prior to the Closing Date, including the pre-Closing Date Straddle Period, but only if and to the extent that the total amount of such refunds of Taxes exceeds the total amount of such refunds included as assets in the final determination of Final Net Working Capital.  For the avoidance of doubt, the Sellers shall also be entitled to any refund or reduction of Taxes for which the Sellers provided indemnification pursuant to this Section 9.6.

(h)   Pursuant to the Escrow Agreement, the Purchaser Indemnitees shall be entitled to recover from the Tax Escrow Account, in the amount of $24,000,000 plus any earnings, interest or profits thereon (and minus any distributions from such account made in accordance with the Escrow Agreement) and plus any amounts transferred to the Tax Escrow Account from the Escrow Account on the third anniversary of the Closing Date as provided in Section 9.4(f), for any liability for Taxes described in Section 9.6(a)(ii), (iii) or (iv) or Section 9.6(b) (“Capped Taxes”), provided however, that if the Sellers elect to maintain Tax Credit Support in accordance with Section 3.4 in lieu of amounts on deposit in the Tax Escrow Agreement, the Purchaser Indemnitees shall be entitled to recover by drawing on the Tax Credit Support, as increased on the third anniversary of the Closing Date as provided in Section 9.4(f). Notwithstanding anything contained herein to the contrary, (w) if (i) the Tax Escrow Account is reduced to zero or the full amount is drawn under the Tax Credit Support and (ii) liabilities of the Purchaser Indemnitees for Capped Taxes under Section 9.6(a) remain unsatisfied, then the Purchaser Indemnitees may recover from the General Escrow Account or the General Credit Support provided in lieu thereof, subject to the limitations of Section 9.4(f), (x) the Purchaser Indemnitees will be entitled to recover in respect of Capped Taxes no more than the amount of cash then in the Tax Escrow Account (as increased pursuant to Section 9.4(f)) or the amount then available to be drawn under the Tax Credit Support (as increased pursuant to Section 9.4(f)), and the additional amounts available pursuant to clause (w), (y) pursuant to this Agreement, the Purchaser Indemnitees will not be entitled to recover Capped Taxes from any source other than the Tax Escrow Account, the Tax Credit Support and the additional sources of recovery described in clause (w), and (z) on the date that the amount of cash in the Tax Escrow Account is reduced to zero or the Tax Credit Support provided in lieu of the Tax Escrow Account has been fully drawn, and the additional sources of recovery described in clause (w) have been exhausted, the Purchaser Indemnitees shall have no further rights to indemnification for Capped Taxes.  On the date following the expiration of the last applicable statute of limitations with respect to Capped Taxes, any amounts remaining in the Tax Escrow Account shall be released from the Tax Escrow Account to Sellers and any Tax Credit Support shall be released; provided, however, that if any claim is then pending under this Section 9.6 in respect of Capped Taxes, sufficient funds to recover such claim shall be retained in the Tax Escrow Account or sufficient Tax Credit Support shall be maintained until such time as such claim is finally resolved.  Notwithstanding anything to the contrary in this Agreement, the Purchaser Indemnitees shall not be entitled to recover amounts from the Tax Escrow Account in respect of Pre-Closing Ordinary Course Taxes, but rather shall have full recourse against the Sellers for Pre-Closing Ordinary Course Taxes.

(i)    Absent a change in law, the Parties shall treat all payments made pursuant to this Article 9 as adjustments of the Purchase Price, shall file their Tax returns consistent with such treatment and shall defend such position if and to the extent challenged by a Tax authority. Notwithstanding the foregoing, if there is a change in applicable law or if it is finally determined (pursuant to a closing agreement, non-appealable decision of a court of competent jurisdiction, or other legally binding determination) that a Purchaser Indemnitee or its Affiliates is subject to Tax in respect of the receipt or accrual of an indemnity payment, then the amount of such payment shall be increased so that the Purchaser Indemnitee receives, after Tax, the amount of indemnification to which it is entitled (determined without regard to this sentence).

9.7           Exclusive Remedy.  Notwithstanding anything else contained in this Agreement to the contrary, after the Closing, (i) indemnification pursuant to the provisions of this Article 9 shall be the exclusive remedy for the Parties for any misrepresentation or breach of any warranty, covenant or other provision contained in this Agreement or in any certificate delivered pursuant hereto, (ii) except for recourse against the Sellers as otherwise provided in Sections 9.4(f) and 9.6, no Purchaser Indemnitee shall have any recourse against the Sellers or any director, officer, equity owner or Affiliate of the Sellers with respect to any matter that is subject to indemnification pursuant to Article 9, and (iii) except for recourse against the Sellers as otherwise provided in Sections 9.4(f) and 9.6, making a claim for a proper distribution from the Escrow Account or the Tax Escrow Account, as the case may be, or drawing on the General Credit Support or the Tax Credit Support, shall be the sole and exclusive remedy available to the Purchaser Indemnitees to recover any Loss, Losses or other amounts (including, without limitation, any claims relating to environmental matters or Tax matters other than those described in Sections 9.4(f) and 9.6) suffered by any Purchaser Indemnitee as a result of or in connection with the transactions contemplated hereby.

The provisions of this Article 9 were specifically bargained for and reflected in the amounts payable to the Sellers pursuant to Article 2.

9.8           Payment Currency.  Any amounts Payable under this Article 9 shall be payable in U.S. dollars.  Any payment amounts made in Euro shall be converted into U.S. dollars at the exchange rate as quoted in the Wall Street Journal on such date as the Indemnified Party makes a claim to the Responsible Party.

ARTICLE 10

MISCELLANEOUS

10.1         Payment of Sales, Use or Similar Taxes.  All sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement (including any German transfer or similar taxes incurred by the Company resulting from the transfer of the Company Interests) shall be borne by Purchaser; provided, however, that the Sellers shall be responsible for trade tax, as described in Section 9.6(b).

Sellers shall not opt for VAT under Section 9 of the German Value Added Tax Act.

10.2         Expenses.  Whether or not the transactions contemplated hereunder are consummated, each of the Sellers and the Purchaser shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

10.3         Entire Agreement; Amendments and Waivers.  This Agreement (including the schedules and exhibits hereto) and the Confidentiality Agreement represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof.  This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought.  No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

10.4         Governing Law.  This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), shall be governed by and construed in accordance with the Laws of the State of New York.  Any action against any party relating to the foregoing shall be brought in any federal or state court of competent jurisdiction located within the State of New York, and the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any such action.  The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such action brought in such court or any defense of inconvenient forum for the maintenance of such action.

10.5         Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to the Sellers, to:

FiberMark, Inc.
161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
Facsimile:
Attention: Tom Weld/John Hanley

With a copy (which shall not constitute notice) to:

Silver Point Capital LLC
Two Greenwich Plaza, 1st Floor
Greenwich, Connecticut 06830
Facsimile: (203) 542-4137
Attention: Harry Wilson/Fred Fogel

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Facsimile: (212) 735-2000
Attention: Ann Beth Stebbins

If to Purchaser, to:

Neenah Paper, Inc.
3460 Preston Ridge Road, Suite 600
Alpharetta, Georgia 30005
Facsimile: (678) 518-3283
Attention: Steven Heinrichs

With a copy (which shall not constitute notice) to:

Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
Facsimile: +1 (212) 878-8375
Attention: Brian Hoffmann

Clifford Chance
Mainzer Landstrasse 46
60325 Frankfurt am Main
Frankfurt, Germany
Facsimile: +49 69 71 99 4000
Attention: Dr. Andreas Dietzel

Powell Goldstein LLP
One Atlantic Center, 14th floor
West Peachtree Street, NW
Atlanta, GA 30309
Facsimile: (404) 572- 6999
Attention: Rick Miller

10.6         Severability.  If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

10.7         Binding Effect; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.  Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement.  No assignment of this Agreement or of any rights or obligations hereunder may be made by the Purchaser, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void.  Notwithstanding the foregoing, (a) on or after the Closing Date, Purchaser may, without consent, collaterally assign this Agreement or any of its rights under this Agreement to any of its lenders in connection with any debt financing and (b) at any time on or prior to the Closing Date, Purchaser may assign any of its rights under this Agreement, in whole or in part, to one or more wholly owned Subsidiaries.  No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations; provided that upon any assignment described in clause (b) of the preceding sentence, the Purchaser shall be released from the obligation under Section 4.21(g) and such obligation shall be assumed by the assignee or assignees of the Purchaser.  Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

10.8         Non-Recourse.  This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.  Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

10.9         Counterparts This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

10.10       Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at Law or in equity.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

FIBERMARK INTERNATIONAL HOLDINGS LLC

By:	/s/ John E. Hanley
Name: John E. Hanley
Title: Manager

FIBERMARK, INC.

By:	/s/ Thomas G. Weld
Name: Thomas G. Weld
Title: Chairman

NEENAH PAPER, INC.

By:	/s/ Sean T. Erwin
Name: Sean T. Erwin
Title: Chairman and Chief Executive Officer